As filed with the Securities and Exchange Commission on October 13, 2004
                                                     Registration No. 333-117064
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                               AMENDMENT NO. 1 TO

                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


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                          GVI SECURITY SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

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              DELAWARE                                  3669                          77-0436410
    (State or Other Jurisdiction             (Primary Standard Industrial          (I.R.S. Employer
  of Incorporation or Organization)          Classification Code Number)         Identification Number)


                       2801 TRADE CENTER DRIVE, SUITE 120
                             CARROLLTON, TEXAS 75007
                                 (972) 245-7353
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                 --------------

                              NAZZARENO E. PACIOTTI
               CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                          GVI SECURITY SOLUTIONS, INC.
                       2801 TRADE CENTER DRIVE, SUITE 120
                             CARROLLTON, TEXAS 75007
                                 (972) 245-7353
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

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                                   Copies to:
                               ALISON NEWMAN, ESQ.
                        KRONISH LIEB WEINER & HELLMAN LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 479-6000

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      Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box |_|.

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      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             PRELIMINARY PROSPECTUS

                  SUBJECT TO COMPLETION, DATED OCTOBER 13, 2004


                          GVI SECURITY SOLUTIONS, INC.

                        33,911,808 Shares of Common Stock

      This prospectus relates to the sale of up to 33,911,808 shares of our Common Stock by some of our stockholders. For a list of the selling stockholders, please see "Selling Stockholders." We are not selling any shares of Common Stock in this offering and therefore will not receive any proceeds from this offering. We may, however, receive proceeds upon the exercise of the warrants registered for sale hereunder in the event that such warrants are exercised. All costs associated with this registration will be borne by us.

      These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.


      Our Common Stock currently trades in the over-the-counter market and is quoted in the "Pink Sheets" under the symbol "GVIS." On October 13, 2004, the last reported sale price of our Common Stock was $4.50 per share.


      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS. PLEASE REFER TO THE "RISK FACTORS" BEGINNING ON PAGE 3.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS OCTOBER __, 2004.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................3
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS.....................9
USE OF PROCEEDS...............................................................10
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................10


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATION...........................................11
BUSINESS......................................................................17
MANAGEMENT....................................................................22
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................26
PRINCIPAL STOCKHOLDERS........................................................28
SELLING STOCKHOLDERS..........................................................30
PLAN OF DISTRIBUTION..........................................................31
DESCRIPTION OF SECURITIES.....................................................33
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.........34
LEGAL MATTERS.................................................................35
EXPERTS.......................................................................35
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................................35
WHERE YOU CAN FIND MORE INFORMATION...........................................35
FINANCIAL STATEMENTS.........................................................F-1

                               PROSPECTUS SUMMARY


      This summary highlights selected information from this prospectus and may not contain all of the information that is important to an investor. We encourage you to read this entire prospectus, including our consolidated financial statements and the notes to our consolidated financial statements completely and carefully before deciding whether to invest in our Common Stock. You should also review the other available information referred to in the section entitled "Where You Can Find More Information" on page 35.


Summary of our Business

      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

      Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

      We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.


         On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. Rapor is a developer, manufacturer and distributor of integrated security systems that control access to restricted areas. Rapor sustained a net loss of $430,401 on revenues of $648,447 for the year ended December 31, 2003. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In addition, upon the closing of the merger, we would be required to pay approximately $184,000 in cash, and issue 98,007 shares of our Common Stock, in satisfaction of secured obligations of Rapor.


The Company

      We were incorporated in August 1996 as Thinking Tools, Inc. and were originally engaged in the software development business. From December 18, 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, we acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became our business. On April 12, 2004, we changed our name to GVI Security Solutions, Inc. and effected a one-for-65 reverse split our Common Stock.

      Our executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007. Our telephone number is (972) 245-7353.

                                  THE OFFERING

Securities Offered by
Selling Stockholders.....     33,911,808 shares of Common Stock, including
                              940,000 shares of Common Stock issuable upon exercise of warrants, and 3,510,000 shares of Common Stock issuable upon conversion of convertible notes.

Offering Price...........     Determined at the time of sale by the selling
                              stockholders.

Use of Proceeds..........     We will not receive any proceeds from the sale of
                              the shares of Common Stock by the selling stockholders. We intend to use the proceeds from the exercise of outstanding warrants, if any, for general corporate purposes.


Shares of Common Stock
outstanding before the
offering.................     30,253,879 shares.


Risk Factors.............     An investment in the Company involves significant
                              risks and uncertainties. See "Risk Factors," beginning on page 3.

                                  RISK FACTORS

      An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our Common Stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

                 RISKS RELATED TO OUR INDUSTRY AND OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO A SINGLE SUPPLIER.

      We distribute Samsung Electronics surveillance and security products in North, Central and South America under a recently amended agreement that expires on December 31, 2005 with respect to sales made by us to retailers, and August 30, 2009 with respect to sales made by us to professional users and installers. Samsung has the right to terminate the Distribution Agreement in the event we fail to purchase the minimum amount of products required to be purchased by us in a given calendar year as provided in the Distribution Agreement. Although we have relationships with other manufacturers and believe we could purchase similar products from alternative sources, we currently derive a substantial amount of our revenues from the sale of Samsung products. For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.


WE INTEND TO SEEK ADDITIONAL FUNDING TO SUSTAIN AND GROW OUR BUSINESS, WHICH FUNDING MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL. IF WE DO NOT OBTAIN FUNDING WHEN WE NEED IT, OUR BUSINESS MAY BE ADVERSELY AFFECTED. IN ADDITION, IF WE HAVE TO SELL SECURITIES IN ORDER TO OBTAIN FINANCING, THE RIGHTS OF OUR CURRENT HOLDERS MAY BE ADVERSELY AFFECTED.

      We intend to seek additional outside funding sources to maintain and grow our business. The growth in our operations has placed and will continue to place a strain on our cash resources. We will also need funding to pursue acquisitions. Failure to obtain additional financing may result in a reduction in the level of our operations. In particular, a failure to obtain adequate funding may prevent us from purchasing sufficient merchandise to supply our distributors and purchasers of our products, may prevent us from meeting minimum purchase requirements under our distribution agreements, and could result in the loss of key customer accounts and arrangements. We cannot assure you that outside funding will be available to us at the time that we need it and in the amount necessary to satisfy our needs, or, that if such funds are available, they will be available on terms that are favorable to us. If we are unable to secure financing when we need it, our business may be adversely affected. If we have to issue additional shares of Common Stock or securities convertible into Common Stock in order to secure additional funding, our current stockholders may experience dilution of their ownership of our shares. In the event that we issue securities or instruments other than Common Stock, we may be required to issue such instruments with greater rights than those currently possessed by holders of our Common Stock.

WE HAVE SUBSTANTIAL INDEBTEDNESS TO LAURUS MASTER FUND SECURED BY SUBSTANTIALLY ALL OF OUR ASSETS. IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURED NOTES ISSUED TO LAURUS, LAURUS MAY FORECLOSE ON OUR ASSETS AND WE MAY BE FORCED TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY THE NOTES.

      On May 27, 2004, we borrowed $15,000,000 from Laurus pursuant to secured promissory notes and related agreements. The notes and agreements provide for the following events of default (among others):

      o     failure to pay interest and principal when due,

      o an uncured breach by us of any material covenant, term or condition in any of the notes or related agreements,

      o a breach by us of any material representation o warranty made in any of the notes or in any related agreement,

      o any money judgment or similar final process is filed against us for more than $250,000,

      o any form of bankruptcy or insolvency proceeding is instituted by or against us, and

      o our Common Stock is suspended from our principa trading market for five consecutive days or five days during any ten consecutive days.

      The loan documents with Laurus require our Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004. We are currently in breach of this covenant. If this breach is not cured by October 12, 2004, Laurus may declare an event of default and accelerate the repayment of its loans. We anticipate that soon after the effective date of this Registration Statement, our Common Stock will be quoted on the NASD Over the Counter Bulletin Board, curing the covenant breach.

      In the event we do not cure this covenant breach, or in the event of a future default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.


IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND CHANGES IN OUR CUSTOMERS' REQUIREMENTS AND PREFERENCES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE MATERIALLY ADVERSELY AFFECTED.

      If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.


      Although GVI Security, Inc. was profitable prior to the closing of the merger, we incurred a net loss of approximately $1,640,000 for the six-month period ended June 30, 2004 and anticipate incurring a net loss for the three month period ended September 30, 2004 as well. These losses are primarily attributable to increased administrative, accounting, finance and legal costs following the GVI merger and costs incurred in connection with expansion of distribution channels. These costs, together with acquisition costs and the performance of newly acquired subsidiaries may also contribute to future operating losses. In the event we are unable reduce our costs and/or generate sufficient additional revenues to offset our increased costs, we may continue to sustain losses and our business plan and financial condition will be materially and adversely affected.


WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF STRONG COMPETITION IN THE ELECTRONIC SECURITY SYSTEMS INDUSTRY, AND WE EXPECT THIS COMPETITION TO CONTINUE TO INTENSIFY.

      The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, consulting firms and engineering and design firms and others that provide individual elements of a system. Some of our competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

WE DEPEND ON OUR MANUFACTURERS, SOME OF WHICH ARE OUR SOLE SOURCE FOR SPECIFIC PRODUCTS. OUR BUSINESS AND REPUTATION WOULD BE SERIOUSLY HARMED IF THESE MANUFACTURERS FAIL TO PERFORM THEIR CONTRACTUAL OBLIGATIONS TO US AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

      In addition to Samsung, we have strategic relationships with a number of other manufacturers for our products. Our success depends in part on whether our manufacturers fulfill their contractual obligations satisfactorily and in a timely manner. If any of our manufacturers fail to satisfactorily perform their contractual obligations, we may be required to pursue replacement manufacturer relationships. If we are unable to find replacements on a timely basis, or at all, we may be forced to either temporarily or permanently discontinue the sale of certain products and associated services, which could expose us to legal liability, loss of reputation and risk of loss or reduced profit. Although we continually evaluate our relationships with our manufacturers and plan for contingencies if a problem should arise with a manufacturer, finding new manufacturers that offer a similar type of product would be a complicated and time consuming process and we cannot assure you that if we ever need to find a new manufacturer for certain of our products we would be able to do so on a completely seamless basis, or at all. Our business, results of operation and reputation would be adversely impacted if we are unable to provide our products to our customers in a timely manner.

OUR FUTURE SUCCESS DEPENDS IN PART ON ATTRACTING AND RETAINING KEY SENIOR MANAGEMENT AND QUALIFIED TECHNICAL AND SALES PERSONNEL. WE ALSO FACE CERTAIN RISKS AS A RESULT OF THE RECENT CHANGES TO OUR MANAGEMENT TEAM.


      Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on Nazzareno Paciotti who joined us as our Chief Executive Officer and Chief Financial Officer in February 2004 and is a party to an employment agreement with us. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we cannot work together effectively to overcome any operational challenges that arise during the integration process, if our new management team cannot master the details of our business and our market or if we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.


WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS, AND PRIMARILY ON A SINGLE RETAILER TO SELL OUR PRODUCTS IN THE RETAIL CHANNEL. DISRUPTION TO THESE DISTRIBUTION CHANNELS WOULD HARM OUR BUSINESS.

      Because we sell a significant portion of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. Sales through our distributors to a major retailer comprised 96% of our retail sales for the year ended December 31, 2003. Any reduction in sales to that retailer could also negatively impact our sales.

      Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

OUR BUSINESS AND REPUTATION AS A DISTRIBUTOR OF HIGH QUALITY VIDEO SURVEILLANCE AND SECURITY EQUIPMENT MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR SUBSTANDARD PERFORMANCE.

      We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, product defects could result in substantial product liability. Although we currently maintain product liability insurance, we cannot assure you that it is adequate or that it will remain available on acceptable terms. If we face liability claims that exceed our insurance or that are not covered by our insurance, our business, financial condition and results of operation would be adversely affected.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

      Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased and plan to continue to increase the scope of our operations domestically and internationally. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. If we are unable to effectively manage our growth, our business could be adversely affected.

OUR GROWTH STRATEGY INCLUDES MAKING ACQUISITIONS IN THE FUTURE, WHICH COULD SUBJECT US TO SIGNIFICANT RISKS, ANY OF WHICH COULD HARM OUR BUSINESS.

      Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. In particular, over time, we may acquire or make investments in providers of product offerings that complement our business and other companies in the security industry.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management's attention from running our existing business;

      o increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

      o increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

      o adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

      o potential disputes with sellers of acquired businesses, technologies, services or products; and

      o     dilution to stockholders if we issue securities in any acquisition.

      Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCT OFFERINGS INVOLVE A LENGTHY SALES CYCLE AND WE MAY NOT ANTICIPATE SALES LEVELS APPROPRIATELY, WHICH COULD IMPAIR OUR PROFITABILITY.

      Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in the United States and abroad. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control.

      If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period.

WE FACE LABOR, POLITICAL AND CURRENCY RISKS BECAUSE SAMSUNG ELECTRONICS' FACTORIES ARE LOCATED IN KOREA, AND WE MAY FACE OTHER RISKS IF WE CONTINUE TO EXPAND OUR BUSINESS INTERNATIONALLY.

      Since our main supplier is located in Korea, we may face a number of additional risks, including those arising from the current political tension between North and South Korea. While we have not faced any problems to date, in the future, as we continue to expand our business internationally, we may face:

      o     regulatory limitations imposed by foreign governments,

      o     fluctuations in currency exchange rates,

      o     political, military and terrorist risks,

      o disruptions or delays in shipments caused by customs brokers or government agencies,

      o unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, and

      o potentially adverse tax consequences resulting from changes in tax laws.

      We cannot assure you that one or more of the factors described above will not have a material adverse effect on our business, financial condition and results of operation.

                                INVESTMENT RISKS


OUR COMMON STOCK IS THINLY TRADED ON THE "PINK SHEETS" AND WE MAY BE UNABLE TO OBTAIN LISTING OF OUR COMMON STOCK ON A MORE LIQUID MARKET.


      There is currently a very limited volume of trading in our Common Stock and on many days there is no trading activity at all in our Common Stock. Our Common Stock is quoted on the "Pink Sheets", which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

PENNY STOCK REGULATIONS MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.


      To the extent the price of our Common Stock remains below $5.00 per share, our Common Stock will be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and "accredited investors" must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.


FUTURE SALES OF COMMON STOCK BY LAURUS AND OUR EXISTING STOCKHOLDERS COULD RESULT IN A DECLINE IN THE MARKET PRICE OF OUR STOCK.

      Prior to the effective date of this registration statement, approximately 200,000 shares of our Common Stock were eligible for sale in the public market. This represents less than one percent of our outstanding shares of Common Stock. Sales of a significant number of shares of our Common Stock in the public market could result in a decline in the market price of our Common Stock, particularly in light of the illiquidity and low trading volume in our Common Stock. In connection with the merger pursuant to which GVI became our wholly owned subsidiary, we agreed to file this registration statement covering up to 29,461,818 shares of our Common Stock currently outstanding. Although such shares are subject to a lock-up which prohibits each such stockholder from selling more than 4% of the shares of Common Stock held by such stockholder in any 90-day period, sales of substantial amounts of our Common Stock in the public market could adversely affect the market price of our Common Stock. Furthermore, shares we may issue to Laurus are not subject to any lock-up.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR SHARES, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.


      Our directors, executive officers and other principal stockholders own approximately 98% of our outstanding Common Stock as of September 30, 2004. In addition, one of our principal stockholders is the holder of our Series B Convertible Preferred Stock which gives that stockholder the right to elect a majority of our directors until March 7, 2005. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, limited number of shares held in public float effect the liquidity of our Common Stock. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.


                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

      This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, indicates a forward-looking statement.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results are beyond the ability of GVI Security Solutions to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made. For those statements, GVI Security Solutions claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 3.

      The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

      You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of Common Stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

                                 USE OF PROCEEDS

      There will be no proceeds to the Company from the sale of shares of Common Stock in this offering. However, the Company may receive up to approximately $3,290,000 upon exercise of the outstanding warrants covered by this prospectus (assuming that no warrant holder acquires shares by a "cashless" exercise). We intend to use any proceeds from the exercise of warrants for working capital purposes.

         MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION


         Our Common Stock trades in the over-the-counter-market under the symbol "GVIS." Prior to April 14, 2004, our Common Stock was quoted under the symbol "TSIM." Trades of our Common Stock are currently quoted on the Pink Sheets LLC. Trades in our Common Stock were reported by the OTC Bulletin Board for the period commencing January 1, 2002 and ending June 9, 2002, and, by Pink Sheets LLC thereafter. The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by OTC Bulletin Board and Pink Sheets LLC respectively. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark- downs or commissions and may not necessarily represent actual transactions. The high price during the second quarter of 2004 (and subsequent periods) reflects the one-for-65 reverse split of our Common Stock effected on April 12, 2004.


                                                                 PRICE
                                                                 -----
                                                              HIGH        LOW
                                                              ----        ---
         2002
               First quarter..............................    $0.24     $0.10
               Second quarter.............................    $0.15     $0.01
               Third quarter..............................    $0.15     $0.04
               Fourth quarter.............................    $0.045    $0.02

         2003
               First quarter..............................    $0.02     $0.02
               Second quarter.............................    $0.03     $0.01
               Third quarter..............................    $0.05     $0.01
               Fourth quarter.............................    $0.10     $0.01


         2004
               First quarter..............................    $0.51     $0.02
               Second quarter ............................   $32.51     $0.10
               Third quarter..............................    $6.00     $1.10

         The number of holders of record for our Common Stock as of September 30, 2004 was approximately 65. This number excludes individual stockholders holding stock under nominee security position listings.


DIVIDENDS

      We have not paid any cash dividends on our Common Stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, our agreements with Laurus prohibits the payment of cash dividends. Nonetheless, the holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds.

                      EQUITY COMPENSATION PLAN INFORMATION

      The following table sets forth information with respect to equity compensation plans (including individual compensation arrangements) of the Company as of December 31, 2003, as adjusted to reflect the subsequent one-for-65 reverse split of our Common Stock.


                                                                                             NUMBER OF SECURITIES REMAINING
                                   NUMBER OF SECURITIES TO BE        WEIGHTED-AVERAGE      AVAILABLE FOR FUTURE ISSUANCE UNDER
                                     ISSUED UPON EXERCISE OF        EXERCISE PRICE OF     EQUITY COMPENSATION PLANS (EXCLUDING
                                  OUTSTANDING OPTIONS, WARRANTS    OUTSTANDING OPTIONS,    SECURITIES REFLECTED IN COLUMN(A))
                                           AND RIGHTS              WARRANTS AND RIGHTS                     (C)
                                               (A) (B)
Equity compensation
plans approved by
security holders...........                    158                        $65.00                         14,858

Equity compensation
plans not approved by security
holders...................                   95,656                       $29.90                           -0-

         Total.............                  95,814                       $29.90                         14,858


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      From December 2000 until we acquired GVI Security, Inc. in a merger transaction on February 20, 2004, we had no active business operations. As a result of the merger, GVI Security, Inc. became our wholly-owned subsidiary, and the business of GVI Security became our business. Following the merger, on April 12, 2004, we changed our name from Thinking Tools, Inc. to GVI Security Solutions, Inc. Since the former stockholders of GVI Security, Inc. acquired a majority of our voting interests in the merger, the transaction was treated as a reverse acquisition, with GVI Security, Inc. treated as the acquirer for accounting purposes. Accordingly, the pre-merger financial statements of GVI Security, Inc. are our historical financial statements.


      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.


CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies have significant effect in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

      Our primary source of revenue is from sales of our products. We generally recognize product revenue upon the shipment of merchandise to customers. The Company accrues for sales returns and warranty costs based on its experience.

ALLOWANCE FOR DOUBTFUL ACCOUNTS


         We maintain allowances for doubtful accounts for estimated losses from customers' inability to make payments. We assess each account that is more than 90 days delinquent and other accounts when information known to us indicates amounts may be uncollectible. In order to estimate the appropriate level of the allowance, we consider such factors as historical bad debts, current customer credit worthiness, changes in customer payment patterns and any correspondence with the customer. In 2003, we experienced losses, or recorded provisions for potential losses, totaling $503,000, or less than 1% of revenues. If the financial condition of our customers were to deteriorate and impair their ability to make payments, additional allowances might be required in future periods.


RESULTS OF OPERATIONS


THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

      REVENUES. Revenues increased 16.9% to approximately $14.9 million in the three months ended June 30, 2004 from approximately $12.8 million in the three months ended June 30, 2003. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by Samsung Electronics and the other manufacturers whose products we distribute.

      COST OF REVENUES. Cost of revenues increased 18.6% to approximately $12.8 million for the three months ended June 30, 2004 from approximately $10.8 million for the three months ended June 30, 2003. The increase was due to the increased revenue volume, higher costs associated with initial shipments to begin fulfilling an annual contract with a major retailer, and costs associated with a malfunction of two specific products which have since been corrected. Additionally, during the quarter we incurred higher freight costs.

      As a result of the changes described above in revenues and costs of revenues, gross profit in the three months ended June 30, 2004 increased to approximately $2.1 million from approximately $2.0 million in the three months ended June 30, 2003, and gross profit as a percentage of revenues decreased to 14.5% for the three months ended June 30, 2004 compared with 15.8% for the three months ended June 30, 2003.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 158% to approximately $3.9 million in the three months ended June 30, 2004 from approximately $1.5 million in the three months ended June 30, 2003.

      SALES AND MARKETING. Sales and marketing expenses increased 78% to approximately $1.6 million in the three months ended June 30, 2004 from approximately $900,000 in the three months ended June 30, 2003. The increase was primarily due to increased commissions, salaries related to staffing the new Enterprise Solutions Group, contract and temporary help, and travel-related expenses.



      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 283% to approximately $2.3 million in the three months ended June 30, 2004 from approximately $600,000 in the three months ended June 30, 2003. The increased general and administrative expense was primarily due to increased salaries and wages associated with additional hires, increased provision for accounts receivable allowances, costs associated with the refinancing of our working capital facility and the $5 million term loan, as well as costs associated with being a public company amounting to approximately $300,000 in the three months ended June 30, 2004, with no corresponding type charges in the three months ended June 30, 2003. General and administrative expenses without the costs associated with the debt refinancing and public company expenses would have been $2.0 million, an increase of 233% over the three months ended June 30, 2004.

      INTEREST EXPENSE. Interest expense in the three months ended June 30, 2004 increased 128% to approximately $116,000 from approximately $51,000 in the three months ended June 30, 2003. The increase was primarily related to higher outstanding borrowings during the three months ended June 30, 2004 compared with the three months ended June 30, 2003.

      INCOME TAX EXPENSE (BENEFIT). The provision for federal, state and local income tax benefit was a tax benefit of approximately $527,000, primarily as a result of an estimated income tax loss carry back for the three months ended June 30, 2004 compared with a deferred tax benefit of $ 480,000 for the three months ended June 30, 2003. Prior to May 23, 2003, GVI Security, Inc. elected to be taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the period from January 1, 2003 until May 2003.

      NET INCOME. As a result of the items discussed above, there was a net loss of $1.4 million in the three months ended June 30, 2004 compared with a net income of $500,000 in the three months ended June 30, 2003. Excluding one-time costs associated with the refinancing and costs associated with being a public company, the net loss for the period would have been $1.1 million.

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

      REVENUES. Revenues increased 31.6% to approximately $30.0 million in the six months ended June 30, 2004 from approximately $22.8 million in the six months ended June 30, 2003. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

      COST OF REVENUES. Cost of revenues increased 33.2% to approximately $25.3 million for the six months ended June 30, 2004 from approximately $19.0 million for the six months ended June 30, 2003. The increase was due to the increased revenue volume, higher costs associated with initial shipments to begin fulfilling an annual contract with a major retailer, and costs associated with a malfunction of two specific products which have since been corrected. Additionally, during the six-month period we incurred higher freight costs and changes in our product mix. As a result of the changes in sales and costs of revenues, gross profit in the six months ended June 30, 2004 increased to approximately $4.7 million from approximately $3.8 million in the six months ended June 30, 2003, and gross profit as a percentage of net sales decreased to 15.6% for the six months ended June 30, 2004 compared with 16.7% for the six months ended June 30, 2003.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 127% to approximately $6.8 million in the six months ended June 30, 2004 from approximately $3.0 million in the six months ended June 30, 2003

      SALES AND MARKETING. Sales and marketing expenses increased 87% to approximately $2.8 million in the six months ended June 30, 2004 from approximately $1.5 million in the six months ended June 30, 2003. The increase was primarily due to increased commissions, salaries related to staffing the new Enterprise Solutions Group, contract and temporary help, and travel-related expenses.



      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 167% to approximately $4.0 million in the six months ended June 30, 2004 from approximately $1.5 million in the six months ended June 30, 2003. The increased general and administrative expense was primarily due to increased salaries and wages associated with additional hires, increased provision for accounts receivable allowances, cost associated with the refinancing of our working capital facility and the $5 million term loan, as well as costs associated with being a public company amounting to approximately $700,000 in the six months ended June 30, 2004, with no corresponding type charges in the six months ended June 30, 2003. General and administrative expenses without the costs associated with the debt refinancing and public company expenses would have been $3.3 million, an increase of 120% over the six months ended June 30, 2003.

      INTEREST EXPENSE. Interest expense in the six months ended June 30, 2004 increased 87.2% to approximately $204,000 from interest expense of approximately $109,000 in the six months ended June 30, 2003. The increase was primarily related to higher outstanding borrowings during the six months ended June 30, 2004 compared with the six months ended June 30, 2003.

      INCOME TAX EXPENSE (BENEFIT). The provision for federal, state and local income tax benefit was a tax benefit of approximately $633,000 for the six months ended June 30, 2004 (primarily as a result of an estimated tax loss carry back) compared with a deferred tax benefit of $48,000 for the six months ended June 30, 2003. Prior to May 23, 2003, GVI elected to be taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the period from January 1, 2003 until May 2003.

      NET INCOME. As a result of the items discussed above in the six months ended June 30, 2004 there was a net loss of $1.6 million compared with a net income of $800,000 in the six months ended June 30, 2003. Excluding one time costs associated with the refinancing and being a public company described above the net loss for the period would have been $900,000.


YEAR ENDED DECEMBER 31, 2003 COMPARE TO YEAR ENDED DECEMBER 31, 2002

      NET REVENUES. Total net revenues increased 52% to approximately $56.3 million for the year 2003 from approximately $37.1 million in 2002. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

      COST OF GOODS SOLD. Total cost of goods sold increased 53% to approximately $46.7 million in 2003 from approximately $30.5 million in 2002. The increase was due to the increased revenue volume in addition to higher inbound freight costs and changes in our product mix. As a result of the changes in sales and costs of goods sold, gross profit for 2003 increased to approximately $9.7 million from approximately $6.6 million for 2002, and gross profit as a percentage of net sales decreased to 17.2% for 2003, compared with 17.7% for 2002.

      OPERATING EXPENSES. Total operating expenses increased 49% to approximately $7.6 million in 2003 from approximately $5.1 million in 2002.

      SALES AND MARKETING. Sales and marketing expenses increased 30% to approximately $3.5 million in 2003 from approximately $2.6 million in 2002. The increase was primarily due to increased commissions, salaries and travel-related expenses.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 69% to approximately $4.1 million in 2003 from approximately $2.5 million in 2002. The increase was primarily due to increased salaries and wages associated with additional hires and additional provision for doubtful accounts resulting from our higher revenues.

      INTEREST EXPENSE. Interest expense for 2003 decreased 7% to approximately $228,000 in 2003 from approximately $244,000 in 2002. The decrease was primarily related to lower interest rates during 2003 compared with 2002.

      PROVISION FOR INCOME TAXES. The provision for federal, state and local income taxes was approximately $536,000 for 2003 and approximately $56,000 for 2002. Prior to May 23, 2003, GVI was taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the year ended December 31, 2002 and for the period from January 1, 2003 until May 2003. In May 2003, GVI lost its Sub Chapter S corporation status, and accordingly a provision has been made for the payment of income taxes based on GVI's prorated taxable income for 2003.

      NET INCOME. As a result of the items discussed above, net income for 2003 was approximately $1.3 million, compared with net income of approximately $1.1 million for 2002, an increase of 11%.

LIQUIDITY AND CAPITAL RESOURCES


      Historically, GVI has funded its operations primarily through cash generated from operations as well as borrowings under secured revolving credit facilities. At June 30, 2004, we had cash and cash equivalents of approximately $2.2 million, working capital of approximately $11.1 million and outstanding revolving and term loans of approximately $15 million, with no additional availability under our loan agreements. In comparison, at June 30, 2003, GVI had cash and cash equivalents of approximately $508,000, working capital of approximately $600,000 and outstanding revolving loans of approximately $4.7 million, with approximately $300,000 of additional availability under a revolving credit agreement with GVI's prior lender. The approximately $1.7 million increase in cash and cash equivalents at June 30, 2004 resulted primarily from increased business levels.

      On March 31, 2004, our Chief Executive Officer and affiliates of two of our directors provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 29, 2004.


      On May 27, 2004, we closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which we were provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, we borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under our subsidiary's revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all of our assets.


         The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly commencing June 1, 2004, and amortizing payments of principal on the term loan are payable monthly on the first day of each month commencing September 1, 2004, with a final payment due on May 27, 2007 as set forth in the table below.


PERIOD                                               PRINCIPAL AMOUNT
------------------------------------                 ------------------
September 2004 through December 2004                 $ 75,000 per month
January 2005 through May 2005                        $ 75,000 per month
June 2005 through May 2006                           $150,000 per month
June 2006 through April 2007                         $190,000 per month



      The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month we have registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of our Common Stock, at the end of the month, in excess of the conversion price under the Term Note. The interest rate will be adjusted downward by only 100 basis point (one percent) for each incremental 25 percent increase in the market price of our Common Stock in excess of the conversion price under the Term Note in the event we have not registered the shares of Common Stock underlying the Term Note at such time.

      Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

      Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of our Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

      Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. To the extent we repay loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, we may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

      The conversion prices under the Term Note and the receivable facility are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions).


      The loan documents with Laurus require our Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004. We are currently in breach of this covenant. If this breach is not cured by October 12, 2004, Laurus may declare an event of default and accelerate the repayment of its loans. We anticipate that soon after the effective date of this Registration Statement, our Common Stock will be quoted on the NASD Over the Counter Bulletin Board, curing the covenant breach. In consideration for extending the deadline to September 27, 2004, in July 2004, we issued Laurus an additional seven-year warrant to purchase 150,000 shares of our Common Stock at a price of $3.50 per share.

      The loan documents also required us to have an effective registration statement covering the Common Stock underlying the Warrants and $10 million in principal amount of the Notes, by September 27, 2004, which we have failed to do. As a result, from September 28, 2004 through October __, 2004 (the date on which the registration statement which includes this prospectus became effective), the rate at which interest accrued on $10 million in principal amount of the Notes issued to Laurus increased by 12% per annum.

      We were recently required to deposit approximately $1.8 million with a financial institution as cash collateral to secure two letters of credit issued to a vendor to purchase a new line of products for sale in the United States and other parts of the world. One letter of credit for $1.2 million was issued in July 2004, and the other letter of credit was issued in August 2004 for $600,000.



      In August 2004 we entered into a letter agreement with a financial advisor relating to a potential private offering of up to $30 million of our Common Stock. The terms of the proposed offering have not yet been determined. The securities contemplated to be offered in the private offering will not be registered under the Securities Act and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. We can provide no assurance that a definitive agreement will be entered into with respect to the private offering or that the offering will be consummated. In addition, the proposed offering may result in dilution to existing stockholders. The proceeds of the proposed offering are intended to fund our growth strategy and for working capital requirements.

      As described in more detail below under "Certain Relationships and Related Transactions," pursuant to a Settlement Agreement and General Release, in the event we close a placement of our securities, we will be required to use a portion of the proceeds to repurchase shares of our Common Stock from William A. Teitelbaum, one of our principal stockholders. If by March 31, 2005 we have not otherwise been required to repurchase shares of our Common Stock from Mr. Teitelbaum under the Settlement Agreement, we will be required to repurchase from Mr. Teitelbaum 650,000 shares of our Common Stock at a purchase price of $1.00 per share.

      Management believes that even if the private offering is not consummated, our existing cash position and financing with Laurus combined with internally generated cash flow will satisfy our cash requirements for the remainder of 2004. However, the failure to obtain additional financing will impede our ability to grow our business and may result in a reduction in the level of our operations. In particular, a failure to obtain adequate funding may prevent us from purchasing sufficient merchandise to supply our distributors and purchasers of our products, may prevent us from meeting minimum purchase requirements under our distribution agreements, and could result in the loss of key customer accounts.



                                    BUSINESS

OVERVIEW

      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

      Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

      We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

CORPORATE HISTORY

      We were incorporated in Delaware in August 1996 as Thinking Tools, Inc. Following our organization, we succeeded by merger to the business of Thinking Tools, Inc., a California corporation engaged in developing and marketing business simulation software. Thinking Tools California was incorporated on December 30, 1993 at which time it purchased certain assets of the Business Simulation Division of Maxis, Inc., a computer game company and creator of the simulation game SimCity.

      In September 1997, we introduced Think 2000, a Year 2000 business simulation software product. Changes in market conditions and lack of demand for Year 2000 software products had an adverse effect on our business, results of operations and financial condition, and in April, 1999, we eliminated substantially all of our operations and terminated substantially all of our personnel.

      On March 7, 2000, through a newly-formed and wholly-owned subsidiary, StartFree.com, Inc., we acquired the business and substantially all of the assets and certain of the liabilities of Tritium Network, Inc., an Internet software and service provider. StartFree was not able to generate sufficient revenues to support its operations, which we discontinued in December, 2000.

      From the time we discontinued Startfree's operations until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, GVI Security, Inc., a Delaware corporation, merged with our newly-formed wholly-owned subsidiary, GVI Security Acquisition Corp., becoming our wholly owned subsidiary, and on April 12, 2004, we changed our name to GVI Security Solutions, Inc.

ELECTRONIC SECURITY SYSTEMS INDUSTRY

      The electronic security systems industry is comprised of five major participant groups. These are: product designers/manufacturers, manufacturers' representatives, distributors, system integrators and dealers. Some manufacturers are also their own system integrators, while many other manufacturers sell exclusively through the manufacturers' representatives and system integrators. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We are also a distributor of other security products manufactured by high technology manufacturers.


      Today, video surveillance is among the fastest growing segments of the electronic security systems industry. Video surveillance has undergone significant changes over the last few years, from the introduction of affordable digital cameras to the birth of digital recording. Cost effective digital video recorders (DVR) have enabled a shift from human surveillance to more sophisticated computer-driven surveillance that utilizes archiving, data mining and artificial intelligence with predictive behavior algorithms. A DVR is a computer with special interface cards that accepts camera input and converts video signals to digital data and stores this data on the hard disk drive of the computer. The benefits of the DVR are its capacity to store large volumes of data, the clarity of its pictures, the lack of distortion of images and its capability to perform rapid searches based upon certain pre-defined parameters. We believe that over the next few years we will see a full shift in the video surveillance segment of the electronic security systems industry from analog to digital equipment.


STRATEGIES

      Our objective is to provide "total solutions" for our customers and partners by providing a range of products and engineering services designed to meet the specific needs of the end user. From our simple pre-packaged suites of easy-to-install security solutions to our range of products that can be fully integrated into a comprehensive security solution, our goal is to provide our customers with excellent service and superior technology at competitive prices.


      We believe that by delivering the highest levels of customer service, we can strengthen our reputation as a reliable and cost-effective provider in the electronic security systems industry and develop customer loyalty. We strive to anticipate and meet our customers' needs by increasing the range of products and services we offer by entering into new business alliances and by pursuing acquisitions of complementary businesses enabling us to offer new products and services. Our goals include further developing our expertise and products in the digital video recording sector, access control and detection product areas. Further, we intend to grow our business by expanding and diversifying our distribution channels and capitalizing on domestic and international expansion opportunities.


      Our growth strategy also includes identifying and acquiring businesses engaged in similar or complementary industries. However, there can be no assurance that we will consummate any additional acquisitions or that any business we acquire will be successful. In addition, the acquisition of a business through the issuance of our securities will result in dilution to our existing stockholders.

PRODUCTS AND SERVICES

      We are committed to setting new standards in quality, performance and value by providing "best of breed" integrated security products. We offer a range of video surveillance and security systems to our retail and professional customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses to more sophisticated products that can be used on a stand-alone basis or that can be integrated into a larger more sophisticated security system. We serve the import, support, marketing, inventory, warranty and distribution needs of our customers.

Professional Products

      Our objective is to provide complete security solutions for our professional customers, by providing a suite of fully-integrated products that is complemented by the extensive knowledge and expertise of our dedicated Enterprise Solutions Group. Our Enterprise Solutions Group will work closely with our professional customers to assist them in submitting bids for projects, designing security systems and developing the specifications for a project. Our Enterprise Solutions Group also provides end-to-end project management, including installation and implementation of the security systems, and after-sale service and support.

      We sell the following products separately and as part of our fully integrated suite of video surveillance and integrated security solutions:

      o     access control

      o a full line of black and white and color cameras, which include motion detection, low light day/night and high resolution, all with systems integration capabilities

      o     a range of waterproof and weather resistant cameras

      o     high speed, remote controlled, dome and pinhole cameras and casings

      o     a complete range of lenses

      o     a range of black and white, color, plasma and flat screen monitors

      o real time and time lapse videocassette and digital recorders and hard disk recorders

      o digital watchdog ATM/point of service transaction verification software

      o     standalone digital recorders

      o     video transmission equipment

      o digital processors (quads and multiplexers), switchers and video management systems

      o     digital video recording software

      We rely on original equipment manufacturer relationships for a number of our standard products. In some instances, we purchase products that meet our specifications from a manufacturer and distribute these products under the GVI label. When assembly of our products is required, it is done in our Dallas, Texas facility.

Consumer Products


      As the cost of CCTV products decline, small businesses and homeowners in increasing numbers are installing security surveillance systems to replace or supplement conventional alarm systems. The consumer products market consists of end users who purchase systems and install them on their own. Our consumer products include a broad range of pre-packaged CCTV security solutions. Our CCTV solutions range from simple four camera observation systems with monitor and recording devices, to more sophisticated systems that rely on switching with many cameras and monitoring points. Our CCTV products offered to consumers through the retail channel include options such as black and white or color monitors and varying camera counts. Our CCTV products address the typical acquisition, transmission, viewing, storage and retrieval of video images needs of the consumer, and encompass the integration of all the standard components necessary to supply a complete security solution to an end user.

Customer Support

      We believe that our ability to establish and maintain long-term relationships with our customers and differentiate ourselves from the competition depends significantly on the strength of our customer support operations and staff. We offer customer support to both our retail and our professional customers. We operate customer support centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil, and Bogota, Colombia and also utilize a number of independent service providers in the other territories that we service.

DISTRIBUTION AND MARKETING

      We believe that our dual distribution channels enable us to reach a broad range of potential customers with products and services targeted to meet their needs and to increase our exposure across the market. We believe that we provide our customers with functional solutions with superior performance at competitive prices across both of our distribution channels.

      Professional Channel. We offer a wide range of products and services through local, regional and national system integrators and distributors who resell our products to professional security providers. System integrators, on their own, or with the assistance of our Enterprise Solutions Group utilize our products to develop and install a fully integrated security suite for end users. Our Enterprise Solutions Group will engineer and deliver integrated security solutions to end users including airports, sea ports, military installments, high security federal installations, fortune 500 corporations, casino, gaming and institutional end users. For the year ended December 31, 2003, 45% of GVI's revenues were generated through sales in our Professional Channel.

      Retail Channel. We also offer our products and services through warehouse clubs, mass-market retailers and specialty electronics stores including Sam's Club, Costco, CompUSA, Wal-Mart, Fry's Electronics and J & R Music & Computer World. Through retailers we offer a pre-packaged suite of easy-to-install CCTV systems that are suitable for homes and small businesses. We also maintain a technical support hotline for all of our retail customers. For the year ended December 31, 2003, 55% of GVI's revenues were generated through sales in our Retail Channel. Sales through our distributor to a major national retailer comprised approximately 96% of these retail sales.

      We utilize regional sales executives who often support sales across all of our product and service offerings. We use a combination of our internal sales force and independent representatives to sell our products to dealers and systems integrators.

COMPETITION

      We believe that the range of our product and service offerings and our distribution channels enable us to compete favorably in the market for video surveillance security products and services. However, some of our competitors have greater name recognition, longer operational histories and greater financial, marketing and managerial resources than we do.

      The key factors which drive competition in the video surveillance and security industry are merchandising, price, quality, product performance, ease of integration and customer service and support.

Competition in the Professional Sector

      There are a number of distributors of highly sophisticated, technologically advanced security components. Very few of these distributors, however, offer fully integrated security suites that can be customized to meet the specific needs of the end user. We believe that we have distinguished ourselves in this market by providing our professional customers with superior levels of customer service and by giving them the flexibility to choose between purchasing our products separately or utilizing the expertise and knowledge of our Enterprise Solutions Group to design and implement a fully integrated customized security suite for their end users using our products. Our main competitors in the professional sector are Pelco and Panasonic.

Competition in the Retail Sector

      The market for video surveillance and security systems components is highly competitive and includes a wide range of electronics companies, each proficient at supplying a certain component of a CCTV, but only a few of these companies have developed a pre-packaged integrated security system. At this time, our main competitor in this sector is Strategic Vista, which sells products under the Lorex and Sylvania brands. We believe that we have distinguished ourselves in the retail market by the quality of our merchandising and the range of features our products offer relative to their prices.

STRATEGIC RELATIONSHIPS

      We are party to a Distribution Agreement with Samsung Electronics pursuant to which Samsung has given us the exclusive right to sell, market, lease, license and distribute Samsung security products throughout North, Central and South America, until December 31, 2005 with respect to sales made to two particular national retailers and one particular regional retailer, and until August 30, 2009 with respect to sales made to professional users and installers. The Distribution Agreement requires us to purchase minimum amounts of products for distribution to the professional sector as set forth below:

                                                  Volume
                          Calendar Year         Requirement
                          -------------         -----------

                               2004             $18 Million
                               2005             $22 Million
                               2006             $28 Million
                               2007             $35 Million
                               2008             $43 Million
                               2009             $52 Million


      In the event we fail to purchase the minimum amounts required above, Samsung may immediately terminate the Distribution Agreement. If we breach any other provision of the Distribution Agreement, Samsung may terminate the Distribution Agreement upon 180 days notice if we fail to cure the breach during the 180-day period following such notice. Under the Distribution Agreement, we retain the right to develop and/or independently sell and market security products which are similar to or competitive with Samsung's products and to enter into similar distribution agreements with third parties in the event Samsung does not provide us with similar products to distribute at comparable prices.

      For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.


      We are also a party to distribution arrangements with other high technology manufacturers who supply us with other products such as digital video recorders, and internet and networking products.


RAPOR

      On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. Rapor is a developer, manufacturer and distributor of integrated security systems that control access to restricted areas. Rapor's patented access control systems combine an access control door with components such as metal detectors, screening devices and other sensors. Rapor's products have been installed in airports, high-tech manufacturing facilities, office buildings and courthouses, among others.

      For the year ended December 31, 2003, Rapor sustained a net loss of $430,401 on revenues of $648,447. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In addition, upon the closing of the merger, we would be required to pay approximately $184,000 in cash, and issue 98,007 shares of our Common Stock, in satisfaction of secured obligations of Rapor.

      In August 2004 we entered into a six-month Services Agreement with Rapor pursuant to which Rapor provides us with technical and engineering support services in connection with our sales of integrated security solutions products. In consideration for these services, we pay Rapor $38,000 per month and reimburse Rapor for certain documented expenses.


EMPLOYEES


      As of JUne 30, 2004, we had approximately 52 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.


PROPERTIES

      We currently lease approximately 58,850 square feet of office and warehouse space in Carrollton, Texas under a lease agreement which expires in September 2009. In the opinion of our management, the leased properties are adequately insured. Our existing properties are in good condition and suitable for the conduct of our business.

LEGAL PROCEEDINGS

      We are not party to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth our directors and executive officers, their ages and the positions they hold:

NAME                            AGE              POSITION
----                            ---              --------

Howard Safir 3                   62     Chairman of the Board of Directors
Nazzareno Paciotti               58     Chief Executive Officer, Chief Financial
                                        Officer and Director
Richard J. Berman1 2             62     Director

Fredrick W. Gluck 3              69     Director

Bruce Galloway 1                 46     Director
Fred Knoll                       49     Director
Joseph R. Rosetti 1              70     Director
David Weiner 2                   47     Director
Moshe Zarmi 3                    66     Director

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Governance Committee

      HOWARD SAFIR has served as one of our directors and as Chairman of our Board of Directors since February 2004. Since December 2001 Mr. Safir has been Chairman and Chief Executive Officer of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. Prior to that time, Mr. Safir was Vice Chairman of IPSA International, a provider of investigative and security consulting services. From 1996 to 2000, Mr. Safir served as Police Commissioner of New York City. Mr. Safir began his law enforcement career in 1965 as a special agent assigned to the New York office of the Federal Bureau of Narcotics, a forerunner of the Drug Enforcement Administration (DEA). From 1977 to 1978, Mr. Safir served as Assistant Director of the DEA. In 1994, Mr. Safir became New York City's 29th Fire Commissioner.

      NAZZARENO PACIOTTI has served as our Chief Executive and Chief Financial Officer since February 2004. He has also served as one of our directors since February 2004. From December 2001 to February 2004, Mr. Paciotti was the President and Chief Operating Officer of Pinkerton Consulting & Investigations Division, a global provider of security consulting, investigations and business risk services. Prior to joining Pinkerton, Mr. Paciotti was Chief Financial Officer of Kroll, Inc. from July 1992 to December 2001.

      RICHARD J. BERMAN has served as one of our directors since February 2004. Since 2000, Mr. Berman has been Chairman of the board of directors of Knowledgecube Group, Inc., an early stage venture capital firm, and of Candidate Resources, Inc., a human resources company that delivers services over the Web. From 1998 to 2000, Mr. Berman was chairman of the board of directors and chief executive officer of Internet Commerce Corporation, an e-commerce business-to-business service provider. From 1982 to 1998, Mr. Berman was President of the American Acquisitions Company, a privately-held merchant banking firm, and from 1983 to 1993, Chairman of the board of directors of Prestolite Battery Company of Canada. From 1975 to 1982, Mr. Berman served in various executive positions at Banker's Trust Company, including as Senior Vice President responsible for managing the mergers and acquisitions and private equity groups of Banker's Trust. Mr. Berman is currently a director of International Microcomputer Software, Inc., a software company, Internet Commerce Corporation, an internet supply chain company, NexMed, a life sciences company, and MediaBay, Inc., a retailer of spoken audio and nostalgia products.

      BRUCE GALLOWAY has served as one of our directors since February 2004. Mr. Galloway is currently a managing member of Galloway Capital Management, as well as a managing director of Burnham Securities, a New York-based investment bank, positions he has held since November 1992. From 1990 to 1992, Mr. Galloway was a senior vice president at the global investment bank, Oppenheimer & Company. Mr. Galloway is currently the Chairman of International Microcomputer Software, Inc. and Datametrics Corporation, a military contractor based in Orlando, Florida. Mr. Galloway also serves as a director of Forward Industries, Inc.

      FREDERICK W. GLUCK has served as one of our directors since October 1994. Mr. Gluck joined McKinsey & Company, Inc. in 1967 and served as Managing Director of McKinsey from 1988 to 1994. After retiring from McKinsey in June 1995, Mr. Gluck joined Bechtel Group, Inc. ("Bechtel"), an engineering, construction and project management company. From January 1996 to July 1998, Mr. Gluck served as Vice Chairman and Director of Bechtel. In 1998 he retired from Bechtel and rejoined McKinsey as a special consultant to the firm until July 2003. Mr. Gluck is also a director of HCA Corporation and Amgen Inc.

      FRED KNOLL has served as one of our directors since September 1994 and was Chairman of the Board of Directors from September 1994 until February 2004. Since 1987 Mr. Knoll has been the principal of Knoll Capital Management, a private investment management company. Mr. Knoll is also the portfolio manager of two hedge funds: Europa International (a.k.a. Knoll Capital Fund I) and Knoll Capital Fund II, and manages a private account for ABN Amro Inc.

      JOSEPH R. ROSETTI has served as one of our directors since February 2004. Since December 2001, Mr. Rosetti has served as the President of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. From 1987 to 2000 Mr. Rosetti was the Vice Chairman of Kroll Associates. As Vice Chairman he had responsibility for Corporate Security/Crisis Management, which provides industry and professional organizations with preventive measures to combat corporate and financial crimes. From October 2000 to November 2001, Mr. Rosetti was a Senior Vice President at IPSA International, Inc., a provider of investigative and security consulting services. From 1971 to 1987 he was the Director of Worldwide Security for IBM. Mr. Rosetti held government positions prior to joining IBM in the U.S. Internal Revenue Service and the U.S. Department of Justice and was the Chief Accountant for Marriott. Mr. Rosetti is also a director of MediaBay, Inc., a retailer of spoken audio and nostalgia products.

      DAVID WEINER has served as one of our directors since February 2004 and as a director of our wholly-owned subsidiary GVI Security, Inc. since May 2003. Currently, Mr. Weiner is the President of W-Net, Inc., an investment and consulting firm he founded in 1998. From December 2002 to April 2003 Mr. Weiner was Co-President for Trestle Holding Inc., a provider of digital imaging and telemedicine products. In 1993, Mr. Weiner joined K-tel, a music retailer, as Vice President of Corporate Development. After creating and successfully executing a business plan for K-tel, he advanced to the position of President in 1996, which he held until he left to form W-Net in 1998.

      MOSHE ZARMI has served as one of our directors since January 1998 and was President and Chief Executive Officer from that time until February 2004. Mr. Zarmi has 30 years experience, primarily in high technology industries. From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California. His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that Mr. Berman and Mr. Rosetti are "audit committee financial experts," as such term is defined in Item 401(e) of Regulation S-B, and are independent as defined in rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers.

EXECUTIVE COMPENSATION

      As of December 31, 2003 we did not have any employees and we did not pay any compensation in the three fiscal years ended December 31, 2003. We did not issue any stock options during the year ended December 31, 2003 and no stock options were exercised during that period.

DIRECTOR COMPENSATION

      With the exception of Mr. Safir, the Chairman of our Board of Directors, our directors do not receive any cash compensation for their service on the Board of Directors. Our directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the Board of Directors.

Chairman Compensation

      We have entered into an agreement dated as of February 17, 2004 with November Group, Ltd. Mr. Safir is the Chairman and Chief Executive Officer of November Group. The agreement provides that November Group will provide us with advice, consultation and assistance over an initial term of three years and for a fee of $600,000, payable in equal monthly installments over the term of the agreement. In the event that we terminate the agreement for a reason other than a "good reason" (as defined in the agreement), we will be required to pay November Group a termination fee of one half of the entire remaining fee. In addition, upon a change in control, as defined in the agreement, the entire fee shall become due and owing.

      November Group is prohibited under the agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of the agreement and for a period of two years thereafter and has assigned to us all rights to any inventions it develops during the term of the agreement that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. November Group is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

Other Board Compensation


      On February 17, 2004, each of our Directors was granted a stock option under our 2004 Long-Term Incentive Plan to purchase shares of our Common Stock at an exercise price of $2.60 per share (after giving effect to the subsequent one-for-65 reverse stock split). The stock options have a ten year term and vest in four equal installments over a three-year period. The first quarter of each such option vested on February 17, 2004, and the remainder of each such option will vest in equal installments on February 17 of each of the next three years. Each of Messrs. Berman, Galloway and Gluck was granted a stock option to purchase 300,000 shares of our Common Stock. Each of Messrs. Rosetti and Paciotti were granted a stock option to purchase 250,000 shares of our Common Stock. Mr. Weiner was granted a stock option to purchase 200,000 shares of our Common Stock. Each of Messrs. Knoll and Zarmi was granted a stock option to purchase 150,000 shares of our Common Stock. Mr. Safir was granted a stock option to purchase 500,000 shares of our Common Stock.

EMPLOYMENT AGREEMENT WITH EXECUTIVE OFFICER


      We have entered into an Executive Employment Agreement, dated as of February 17, 2004 with Nazzareno E. Paciotti, our Chief Executive Officer and Chief Financial Officer. The Employment Agreement provides for a one year term of employment as our Chief Executive Officer and Chief Financial Officer. Under the terms of the Agreement, Mr. Paciotti receives an annual base salary of $200,000 and an incentive bonus in accordance with the terms of our Management Incentive Plan, then in effect. No such plan is currently in effect. Pursuant to the agreement, on February 17, 2004, we granted Mr. Paciotti a stock option to purchase 250,000 shares of our Common Stock at an exercise price of $2.60 per share, as described above.

      In the event that Mr. Paciotti's employment is terminated as a result of his death, permanent disability or for cause, we will pay him his accrued and unpaid base salary through the date of termination plus any accrued vacation pay and unreimbursed expenses. If Mr. Paciotti's employment is terminated without cause, we will pay him (1) an amount equal to his accrued and unpaid salary through the date of termination, plus any accrued vacation pay and any unreimbursed expenses and any incentive bonus then earned but not already paid,
(2) an amount equal to the greater of six months of his then-current salary, or the salary he would have earned had he stayed employed by us through the remainder of the term of the agreement (payable in equal bi-monthly installments over the relevant period) (the "Severance Payments"), and (3) medical insurance coverage for the duration of the period over which he receives the Severance Payments.

      Mr. Paciotti is prohibited under his employment agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of his employment and for a period of ten years thereafter and has assigned to us all rights to any inventions he develops during his employment that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. Mr. Paciotti is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

      STOCK OPTION PLAN

      In March 2004, our stockholders approved our 2004 Long-Term Incentive Plan, reserving 5,939,913 (after giving effect to the subsequent one-for-65 reverse split) shares of our Common Stock for issuance thereunder. The Plan provides for the grant of options and other awards to our employees, officers, directors and consultants. The Plan authorizes the Board of Directors to issue incentive stock options ("ISOs") as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended, stock options that do not conform to the requirements of that Code section ("Non-ISOs"), stock appreciation rights ("SARs"), restricted stock, stock awards and other stock based awards. Directors who are not employees of the Company may only be granted Non-ISOs.

      The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers and consultants whose performance it determines significantly promotes the Company's success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.


      As of September 30, 2004, stock options to purchase 5,496,452 shares of our Common Stock had been granted under the Plan, with 443,461 additional shares of our Common Stock being available for grant of awards under the Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


      In November 2000, in consideration of advances made by Thinking Technologies, L.P. to us, Technologies was issued a Demand Convertible Grid Note in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Note was subsequently transferred by Technologies to Europa International Inc. Fred Knoll, one of our directors, is the principal of Knoll Capital Management, L.P., which is both the general partner of Technologies, and the investment manager for Europa. Principal and interest outstanding under the Note was originally convertible into shares of our Common Stock at a price of $0.375 per share (before giving effect to the one-for-65 reverse stock split), and in February 2001, the Note was amended to change the conversion price to $0.12 per share (before giving effect to the one-for-65 reverse stock split). On January 4, 2002, in consideration of Technologies' agreement not to demand payment on the Note for a period of six months, the Board of Directors approved a resolution further reducing the conversion price of the Note, so that upon conversion, the Note would convert into 80% of our outstanding Common Stock on a fully-diluted basis. At December 31, 2003, the amount outstanding under the Note was approximately $1,317,000 consisting of principal of $1,000,000 and interest of $317,000.


      During the years ended December 31, 2003 and 2002, we also received advances approximating $75,000 each year from Europa. These loans accrued interest at 10% per annum and were due upon demand. Through December 31, 2003, approximately $14,000 for interest had accrued on the loans.


      Immediately prior to the GVI merger, and as a condition thereto, Europa exchanged the Note and all of our other indebtedness to Europa, for 10,000 shares of our Series D Convertible Preferred Stock. The shares of Series D Preferred Stock subsequently converted into an aggregate of 1,187,983 shares of our Common Stock on April 12, 2004 when we filed an amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock.

      In connection with the GVI merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of our Series E Preferred Stock. Each share of Series E Preferred Stock converted into approximately 28.2 shares of our Common Stock when we filed the amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock, so that the shares of Series E Preferred Stock issued in the GVI merger converted into an aggregate of 28,214,587 shares of our Common Stock, constituting approximately 95% of our shares of Common Stock outstanding immediately after the GVI merger.


      The two largest stockholders of GVI prior to the GVI merger were William Teitelbaum, who owned approximately 47.8% of GVI's Common Stock, and GVI Acquisition LLC, which owned approximately 38.3% of GVI's Common Stock. As a result of the GVI merger (1) Teitelbaum was issued 13,493,932 shares of our Common Stock (post-split), constituting approximately 45.6% of our then outstanding shares of Common Stock (assuming the conversion of all other shares of our preferred stock then outstanding) and (ii) GVI Acquisition LLC was issued 10,795,145 shares of our Common Stock (post-split), constituting approximately 36.5% of the outstanding shares of our Common Stock then outstanding (assuming the conversion of all other shares of our preferred stock then outstanding).


      GVI Acquisition LLC are Woodman Management Corporation , which has a 47.5% membership interest in GVI Acquisition LLC, and Europa, which has a 52.5% membership interest in GVI Acquisition LLC. Mr. Weiner controls Woodman and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

      In the normal course of business, we sell products to a company principally owned by Mr. Teitelbaum. During 2003 and 2002, GVI made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company to GVI were $207,507 and $74,739, respectively.


      On February 18, 2004, we entered into a consulting agreement with Europa pursuant to which Europa has agreed to provide consulting services to us with respect to our financial affairs, capitalization and the elimination of certain liabilities listed on our balance sheet as of September 30, 2003. As consideration for these services, we will pay Europa 93% of the amount of the liabilities eliminated from our balance sheet (other than as a result of our repayment of a liability) up to a maximum of $195,000. The agreement has a term of eighteen months and may be terminated at any time by Europa.

      On March 31, 2004, our Chief Executive Officer and affiliates of two of our directors, David Weiner and Fred Knoll, provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 29, 2004.

      On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In addition, upon the closing of the merger, we would be required to pay approximately $184,000 in cash, and issue 98,007 shares of our Common Stock, in satisfaction of secured obligations of Rapor. Joseph Rosetti, one of our directors, is a director of Rapor. Mr. Rosetti is also the direct holder of approximately 12% of Rapor's outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that holds approximately 7.5% of Rapor's outstanding common stock.

      In August 2004 we entered into a six-month Services Agreement with Rapor pursuant to which Rapor g provides us with technical and engineering support services in connection with our sales of integrated security g solutions products. In consideration for these services, we pay Rapor $38,000 per month and reimburse Rapor for g certain documented expenses.

      In October 2004 we entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the Company. Pursuant to the Settlement Agreement, in consideration for 650,000 shares of our Common Stock, Mr. Teitelbaum released us from any claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc., which, following the merger, would have entitled him to purchase 4,030,637 shares of our Common Stock for nominal consideration. In addition, pursuant to the Settlement Agreement, in the event we complete a placement of our equity securities raising gross proceeds (less the cash compensation payable to the placement agent) of $20 million or more, we will purchase from Mr. Teitelbaum $10 million of his shares of Common Stock at a purchase price equal to the purchase price of the securities sold in the placement, except that Mr. Teitelbaum may choose not to sell us his shares if the purchase price in that placement is less than $1.75 per share. The purchase price for Mr. Teitelbaum's shares will consist of a cash payment of at least $5 million with the balance paid by the delivery of a subordinated promissory note. In the event we raise in excess of $20 million in the placement, the cash component of the purchase price will be increased. Further, if the proceeds of the placement are less than $20 million, we will purchase from Mr. Teitelbaum a portion of his shares equal to 50% of the amount of the gross proceeds we receive from the placement at the purchase price of securities sold in the placement, except that Mr. Teitelbaum may choose not to sell us his shares if the purchase price in that placement is less than $1.75 per share. Half of the purchase price would be paid in cash and the balance by the delivery of a subordinated promissory note. If by March 31, 2005 we have not been required to purchase any of Mr. Teitelbaum's shares under the provisions described above, we will repurchase from Mr. Teitelbaum 650,000 shares of our Common Stock at a purchase price of $1.00 per share. Any placement will be sold on a best efforts basis and there is no certainty that any placement will be consummated.

      In the event we close a placement of our securities in which we receive proceeds of at least $10 million and we purchase shares from Mr. Teitelbaum as required under the Settlement Agreement, Mr. Teitelbaum will be subject to a lock-up provision under that agreement which prohibits him from selling any shares of our Common Stock for a period of 15 months following the closing of that placement.

      In addition, Mr. Teitelbaum and other of our stockholders who in the aggregate together hold 28,214,587 shares of our Common Stock covered by this prospectus, have agreed not to sell those shares until the earlier of December 31, 2004 and the date we close a placement of our securities in which we receive proceeds of at least $10 million.


                             PRINCIPAL STOCKHOLDERS


      The following table sets forth information known to the Company with respect to the beneficial ownership of Common Stock held of record as of October 13, 2004, by (1) all persons who are owners of 5% or more of our Common Stock,
(2) each of our named executive officers (see "Summary Compensation Table"), (3) each director, and (3) all of our executive officers and directors as a group. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75006.



                                                                        SHARES BENEFICIALLY OWNED1
                                                                        --------------------------
                                                                      NUMBER               PERCENT (%)
                                                                      ------               -----------
        Beneficial Owners of more than 5% of Common
     Stock (other than directors and executive officers)

Europa International, Inc. 2                                           11,983,326              39.6%
William Teitelbaum 3                                                   14,143,932              46.8%
GVI Acquisition, LLC 4                                                 10,795,345              35.7%
Laurus Master Fund, Ltd. 5                                              5,900,432              16.3%
Thomas Wade6                                                            3,934,708              12.4%

           Directors and Executive Officers

Howard Safir 7                                                            125,000                *
Fred Knoll 8                                                           12,110,772              40.0%
Richard Berman 7                                                           75,000                *
Bruce Galloway 9                                                           84,519                *
Nazzareno Paciotti 7                                                       62,500                *
Joseph Rosetti 7                                                           62,500                *
Frederick Gluck 7                                                          78,616                *
David Weiner 10                                                        10,845,345              35.8%
Moshe Zarmi 11                                                             49,039                *

      All directors and executive officers as a group                  12,697,946              41.1%
                     (nine persons) 12


------------------
*     Less than 1%.

1 Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of October 13, 2004 and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 30,253,879 shares of the Common Stock outstanding as of October 13, 2004. All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

2 Includes 10,795,345 shares of Common Stock beneficially owned by GVI Acquisition, LLC, of which Europa International, Inc. has a 52.5% membership interest (see note 3 below). Europa's address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa's investments.

3     Mr. Teitelbaum's address is 4 Winston Court, Dix Hills, NY 11746.

4 Includes 200 shares of Common Stock issuable on conversion of 200 shares of Series B Preferred Stock. The address of GVI Acquisition LLC is 3940 Laurel Canyon Blvd., Suite 327, Studio City, California 91604. Europa and Woodman Management Corporation are the sole members, and Fred Knoll and David Weiner are the sole managers, of GVI Acquisition LLC. Mr. Weiner is the sole director and stockholder of Woodman.

5 Consists of (i) 1,851,852 shares of Common Stock which may be acquired upon conversion of a $5 million convertible term note at a conversion price of $2.70 per share, (ii) 2,958,580 shares of Common Stock which may be acquired upon conversion of $10 million principal amount of convertible notes at a conversion price of $3.38, and (iii) 1,090,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. Does not include shares of Common Stock that may be acquired upon conversion of interest and fees payable under convertible notes. The convertible notes, warrant and related agreements contain provisions which restrict the ability of Laurus to acquire in excess of 4.99% of our outstanding shares of Common Stock. Laurus's address is 825 Third Avenue, 14th Floor, New York, New York 10022.

6 Includes 1,481,265 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

7 Consists solely of shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

8 Includes (i) 11,983,326 shares of Common Stock beneficially owned by Europa (see note 1); (ii) warrants to purchase 8,458 shares of Common Stock; (iii) currently exercisable options to purchase 46,007 shares of Common Stock, and (iv) 72,981 shares of Common Stock (including 13,742 shares issuable upon exercise of warrants) beneficially owned by Thinking Technologies, L.P. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies. Mr. Knoll's address is c/o Knoll Capital Management, LP, 200 Park Avenue, Suite 3900, New York, New York 10166.

9 Includes (i) 3,134 shares of Common Stock held directly, (ii) 3,308 shares of Common Stock held by the Bruce Galloway IRA, (iii) 3,077 shares owned by Jacombs Investments, Inc., of which Mr. Galloway is the principal shareholder and President, and (iv) 75,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options. Mr. Galloway's address is c/o Burnham Securities, 1325 Sixth Avenue, New York, New York 10019.

10 Includes (i) 10,795,345 shares of Common Stock beneficially owned by GVI Acquisition LLC, of which Mr. Weiner is a manager and indirectly holds a 47.5% membership interest (see note 3 above), and (ii) 50,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

11 Consists solely of shares of Common Stock that may be purchased on conversion and exercise of options and warrants. Mr. Zarmi's address is 215 Frankel Boulevard, Merrick, New York 11566.

12 Includes Messrs. Safir, Knoll, Berman, Galloway, Paciotti, Rosetti, Gluck, Weiner and Zarmi.



                              SELLING STOCKHOLDERS

      The following is a list of the selling stockholders who own or who have the right to acquire the 33,911,808 shares of Common Stock covered by this prospectus. Up to 940,000 shares are issuable upon exercise of warrants held by the selling stockholders. As set forth below and elsewhere in this prospectus, some of these selling stockholders hold or within the past three years have held, a position, office or other material relationship with us or our predecessors or affiliates.

      The following table sets forth information concerning the selling stockholders, including:

      o     the number of shares currently held;

      o     the number of shares issuable upon exercise of warrants;

      o     the number of shares offered by each selling shareholder.


                                              BEFORE OFFERING                                 AFTER OFFERING
                                              ---------------                                 --------------
                                         NUMBER OF                       NUMBER OF        NUMBER OF
                                           SHARES       PERCENTAGE        SHARES        SHARES OWNED    PERCENTAGE
NAME OF SELLING STOCKHOLDER               OWNED(1)       OWNED (2)      OFFERED(3)           (4)        OWNED (4)
---------------------------               --------       ---------      ----------      ------------    ---------
Laurus Master Fund, Ltd (5)(6)              5,900,432(5)   16.3%          4,450,000      1,629,290          4.5%
Thomas Wade (7) (8)                         3,934,708      12.4%          2,453,443      1,481,265          4.7%
William Teitelbaum (7) (9)                 14,143,932      46.8%         13,493,932        650,000          2.1%
GVI Acquisition, LLC (7)(10)               10,795,345      35.7%         10,795,145            200           *
Shaun Kim (7)                                 245,345        *              245,345              0           *
Stephen Wade (7)                              858,705      2.8%             858,705              0           *
Richard Paladino (7)                           61,336        *               61,336              0           *
FBO Charles Jones IRA (7)(11)                 306,681        *              306,681              0           *
Europa International, Inc. (12)             1,187,983      3.9%           1,187,983              0           *
Thinking Technologies, LP (13)                 72,981        *               59,238         13,743           *

-----------------------
* Less than 1%.

(1) Includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days.

(2) Based on 30,253,879 shares of Common Stock issued and outstanding on October 13, 2004.

(3) This table assumes that each selling stockholder will sell all shares offered for sale by it under this registration statement. Stockholders are not required to sell their shares.

(4) Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.

(5) Details of the transaction under which Laurus purchased our securities are provided under "Liquidity and Capital Resources" on Page 15.

(6) Consists of 1,851,852 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible term note, 1,479,290 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible revolving note, 1,479,290 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible "minimum borrowing" note, and 1,090,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. We are not registering the shares of Common Stock issuable upon conversion of the revolving note, nor are we registering the shares of Common Stock issuable upon exercise of warrants to purchase 150,000 shares of Common Stock. The shares of Common Stock we are registering on behalf of Laurus include 178,858 shares of Common Stock issuable on account of interest, penalties and anti-dilution adjustments relating to the term note and "minimum borrowing" note.

(7) Except as otherwise noted, the shares being offered by this stockholder were received in consideration of the shares of GVI Security, Inc. held as a stockholder of GVI Security, Inc. immediately prior to the merger.

(8) Mr. Wade was the President of our subsidiary GVI Security, Inc. until September 2004, and was one of our directors and our President and Chief Operating Officer from the date of the merger until June 23, 2004.

(9) Mr. Teitelbaum was a founder of GVI Security Inc. and was its Chairman until May 22, 2004. As disclosed above in more detail under "Certain Relationships and Related Transactions," pursuant to a Settlement Agreement and Mutual Release we entered into with Mr. Teitelbaum in October 2004, we issued to Mr. Teitelbaum 650,000 shares of our Common Stock in settlement of certain claims he had against us, and pursuant to that agreement, we may in the future be required to repurchase shares of our Common Stock held by Mr. Teitelbaum.

(10) GVI Acquisition, LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, are our current directors. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition, LLC are Woodman Management Corporation, which has a 47.5% membership interest in GVI Acquisition, LLC, and Europa, which has a 52.5% membership interest in GVI Acquisition, LLC. Mr. Weiner controls Woodman and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

(11) Michael Jones is the Co-President and Chief Operating Officer of our subsidiary GVI Security, Inc. In addition to the shares owned through his IRA, Mr. Jones holds an option to purchase 136,619 shares of Common Stock, currently exercisable with respect to half of such shares.

(12) As noted above, Fred Knoll, one of our directors, is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. The shares listed in this table as being owned by Europa include only the shares owned directly by it and not those shares it may be deemed to beneficially own as the majority member of GVI Acquisition, LLC. As described further in "Certain Relationships and Related Transactions," the shares being offered hereby by Europa were issued to Europa upon conversion of 10,000 shares of our Series D Convertible Preferred Stock. The Series D Preferred Stock was issued to Europa immediately prior to the GVI merger in exchange for a $1 million demand convertible note we had issued to Thinking Technologies (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $165,000.

(13) Includes warrants to purchase 13,743 shares of our Common Stock which are not covered by this prospectus. Fred Knoll, one of our directors, is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P.


                              PLAN OF DISTRIBUTION

      We are registering the shares of Common Stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledges, donees, transferees or others who may later hold the selling stockholders' interests. We have agreed to pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys' fees.

      The stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o broker-dealers may agree with the stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of stockholders to include the pledgee, transferee or other successors in interest as stockholders under this prospectus.

      The stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


LOCK-UP PROVISIONS


      The selling stockholders other than Laurus are subject to a lock-up provision under which they are prohibited from selling more than 4% of the total number of shares of Common Stock being offered by them under this prospectus in any 90-day period. The lock-up provision may be amended with our consent and the consent of the holders of a majority of the shares of Common Stock subject to the lock-up provision.

      In addition, selling stockholders holding in the aggregate 28,214,587 shares of our Common Stock covered by this prospectus are subject to a lock-up provision under which they have agreed not to sell such shares until the earlier of December 31, 2004 and the date we close an offering of our securities in which we receive proceeds of at least $10 million. In the event we close an offering of our securities in which we receive proceeds of at least $10 million and we purchase shares from Mr. Teitelbaum as required under the Settlement Agreement and General Release to which he is a party with us, Mr. Teitelbaum, who holds 13,493,932 shares of our Common Stock covered by this prospectus, will be subject to a lock-up provision under that agreement which prohibits him from selling any shares of our Common Stock for a period of 15 months following the closing of that offering.


                            DESCRIPTION OF SECURITIES


      Our authorized capital stock consists of 78,000,000 shares, consisting of 75,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 200 shares designated as Series B Convertible Preferred Stock are currently outstanding. Our board of directors may designate the rights and preferences of additional series of preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the Company. See "Anti-Takeover Provisions." As of October 13, 2004, we had 30,253,879 shares of Common Stock issued and outstanding and 200 shares of Series B Preferred Stock issued and outstanding.


COMMON STOCK

      Under our Certificate of Incorporation, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

      Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to the voting rights of the Series B Convertible Preferred Stock described below and any voting rights of holders of any other preferred stock that may be issued, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The holders of a majority of the voting power of our issued and outstanding capital stock constitutes a quorum.

      The holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon the Company's liquidation or dissolution.

      None of the shares of our Common Stock:

      o     have preemptive rights;

      o     are redeemable;

      o     are subject to assessments or further calls;

      o     have conversion rights; or

      o     have sinking fund provisions.

PREFERRED STOCK

      We are currently authorized to issue 3,000,000 shares of preferred stock in one or more series, of which 200 shares of Series B Convertible Preferred Stock are currently outstanding. The rights and privileges of the Series B Preferred, all of which are held by GVI Acquisition, LLC, include the right to elect five directors to the Board of Directors or such number as will constitute a majority of the Board during the period ending March 7, 2005, at which time each share of Series B Preferred Convertible Preferred Stock will automatically convert into one share of Common Stock. The shares of Series B Convertible Preferred Stock are entitled to a liquidation preference of $.001 per share, are not redeemable, and are entitled to receive dividends ratably with the holders of our Common Stock based on the number of shares of Common Stock each share of Series B Convertible Preferred Stock is convertible into.

      Our board of directors may determine the terms of additional series of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

      o voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;

      o preferences over our Common Stock as to dividends and distributions in liquidation;

      o conversion and redemption rights, including the right to convert into shares of our Common Stock; and

      o     sinking fund provisions.


ANTI-TAKEOVER PROVISIONS

      Certain anti-takeover provisions in our Certificate of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue up to 2,999,800 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

TRANSFER AGENT

      The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10002. Continental Stock Transfer & Trust Company's telephone number is (212) 509-4000.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      o for any breach of the director's duty of loyalty to the Company or its stockholders;

      o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

      o under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

      o for any transaction from which the director derives an improper personal benefit.

      These provisions require the Company to indemnify its directors and officers unless restricted by Delaware law and eliminate the Company's rights and those of its stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect the Company's ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

      The validity of the shares of Common Stock being offered hereby will be passed upon for us by Kronish Lieb Weiner & Hellman LLP, New York, New York.


                                     EXPERTS

         The consolidated financial statements at December 31, 2003 and 2002 included in and made a part of this document have been audited by Weaver and Tidwell, L.L.P., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


         We have not changed or had any material disagreements with our independent accountants within the last two fiscal years. However, since the merger was a reverse acquisition and GVI Security, Inc. was the acquirer for accounting purposes, the pre-acquisition financial statements of GVI Security, Inc. are now our historical financial statements, and those financial statements were audited by Weaver and Tidwell, L.L.P.


                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

      We have filed a registration statement on Form SB-2 under the Securities Act with the SEC covering the Common Stock to be offered by the selling stockholders. As permitted by the rules and regulations of the SEC, this document does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this document relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

      No person is authorized to give any information or make any representation not contained in this document. You should not rely on any information provided to you that is not contained in this document. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this document nor any distribution of shares of Common Stock made hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs as of any time subsequent to the date hereof.

                              FINANCIAL STATEMENTS

                                                                            Page


Consolidated Balance Sheet at June 30, 2004 (Unaudited)                      F-2

Consolidated Statements of Operations for the three and six month
periods ended June 30, 2004 and 2003 (Unaudited)                             F-3

Consolidated Statements of Cash Flows for the three and six month
periods ended June 30, 2004 and 2003 (Unaudited)                             F-4

Notes to Financial Statements  (Unaudited)                                   F-5

Report of Independent Registered Accounting Firm                            F-13

Balance Sheet  of GVI Security, Inc.
as of December 31, 2003 and 2002                                            F-14

Statements of Operations of GVI Security, Inc.
for the years ended December 31, 2003, and 2002                             F-15

Statement of Stockholders' Equity of GVI Security, Inc.
for the years ended December 31, 2003, and 2002                             F-16

Statements of Cash Flows of GVI Security, Inc.
for the years ended December 31, 2003, and 2002                             F-17

Notes to Financial Statements                                               F-18

                          GVI SECURITY SOLUTIONS, INC.
                     CONSOLIDATED BALANCE SHEET (Unaudited)
                                  JUNE 30, 2004

                                 (In thousands)

       ASSETS                                                           JUNE 30,
                                                                           2004
                                                                         -------
Current Assets
   Cash                                                                  $ 2,210
   Accounts Receivable, Net                                               12,529
   Inventory                                                              10,055
   Other Receivables                                                         625
   Prepaid Expenses And Other Current Assets                                 618
   Deferred Income Taxes                                                     251
   Refundable Income Taxes                                                   451
                                                                         -------
      Total Current Assets                                               $26,739

Property And Equipment, Net                                                1,826

Other Assets
   Deposits                                                                  103
   Loan Origination Fees, Net                                              1,739
   Investment In Bio Access ID                                               250
                                                                         -------
Total Assets                                                             $30,657
                                                                         =======
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                                      $13,289
   Accrued Expenses                                                        1,412
   Debt, Current Portion                                                     927
                                                                         -------
      Total Current Liabilities                                          $15,628

Debt, Net Of Current Portion                                              14,268
Deferred Income Taxes                                                         39
                                                                         -------
       Total Liabilities                                                 $29,935

Commitments And Contingencies

Stockholders' Equity

   Preferred Stock, Series B, $.001 Par Value, 200 Shares
     Authorized, 200 Shares Issued And Outstanding
   Preferred Stock, Undesignated, $.001 Par Value, 2,999,800
     Shares Authorized, None Issued Or Outstanding
   Common Stock, $.001 Par Value, 75,000,000 Shares
     Authorized; 29,603,879 Shares Issued And Outstanding                     12
   Additional Paid-In Capital                                                436
   Retained Earnings                                                         274
                                                                         -------
      Total Stockholders' Equity                                             722
                                                                         -------
      Total Liabilities And Stockholders' Equity                         $30,657
                                                                         =======



                      SEE NOTES TO THE FINANCIAL STATEMENTS


                                             GVI SECURITY SOLUTIONS, INC.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                       (In thousands, except per share amounts)



                                                                   THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                        JUNE 30,                     JUNE 30,
                                                               -----------------------       -----------------------
                                                                 2004           2003           2004            2003
                                                               --------       --------       --------       --------
                                                                             PREDECESSOR                   PREDECESSOR
                                                                              BUSINESS                      BUSINESS
                                                               --------       --------       --------       --------
Revenues                                                       $ 14,936       $ 12,782       $ 30,023       $ 22,799

Cost of Revenues                                                 12,771         10,766         25,338         18,988
                                                               --------       --------       --------       --------
Gross Profit                                                      2,165          2,016          4,685          3,811

Selling, General And Administrative Expenses                      3,947          1,531          6,754          2,973
                                                               --------       --------       --------       --------
Operating Income (Loss)                                          (1,782)           485         (2,069)           838

Interest Expense                                                   (116)           (51)          (204)          (109)
                                                               --------       --------       --------       --------
Income (Loss) Before Taxes                                       (1,898)           434         (2,273)           729

Income Tax Expense (Benefit)                                       (527)           (48)          (633)           (48)
                                                               --------       --------       --------       --------
Net Income (Loss)                                              $ (1,371)      $    482       $ (1,640)      $    777
                                                               ========       ========       ========       ========
Income (Loss) Per Share

     Basic                                                     $  (0.05)      $   0.02       $  (0.06)      $   0.03
                                                               ========       ========       ========       ========
     Diluted                                                   $  (0.05)      $   0.02       $  (0.06)      $   0.03
                                                               ========       ========       ========       ========

Shares Used In Calculation Of Net Income (Loss) Per Share

     Basic                                                       29,604         28,215         29,604         28,215
                                                               ========       ========       ========       ========
     Diluted                                                     29,604         28,215         29,604         28,215
                                                               ========       ========       ========       ========



                                         SEE NOTES TO THE FINANCIAL STATEMENTS


                               GVI SECURITY SOLUTIONS, INC.
                           STATEMENTS OF CASH FLOWS (Unaudited)
                                      (In thousands)

                                                                    SIX MONTHS ENDED
                                                                         JUNE 30,
                                                                 -----------------------
                                                                   2004           2003
                                                                 --------       --------
                                                                               Predecessor
                                                                                Business
                                                                                --------
Cash Flows From Operating Activities
     Net Income (Loss)                                           $ (1,640)      $    777
     Adjustments To Reconcile Net Income (Loss) To Net Cash
       Used In Operating Activities
         Depreciation                                                 130             12
         Amortization Of Deferred Loan Origination Fees                51              8
         Deferred Tax Liability                                         0            (99)

     Changes In Assets And Liabilities

       Accounts Receivable                                           (235)          (114)
       Inventory                                                   (2,159)           301
       Other Receivables                                              877           (926)
       Prepaid And Other Current Assets                              (416)           (59)
       Accounts Payable                                             2,072           (708)
       Accrued Expenses                                               690             58
       Deposits                                                       (89)            36
       Federal Income Tax Payable/Refundable Income Tax              (907)            51
                                                                 --------       --------
       Net Cash Used In Operating Activities                       (1,626)          (663)
                                                                 --------       --------
Cash Flows From Investing Activities

     Purchase Of Property And Equipment                              (715)           (96)
     Purchase Of Investment In Bio Access ID                         (250)            --
                                                                 --------       --------
       Net Cash Used In Investing Activities                         (965)           (96)

Cash Flows From Financing Activities

     Proceeds From Subordinated Notes Payable                         159              0
     Repayment Of Subordinated Notes Payable                         (159)             0
     Proceeds Of Loan/Lines Of Credit                              15,000              0
     Proceeds/Repayments Of Prior Lines Of Credit                  (8,650)         1,291
     Repayment Of Capital Lease                                        (9)             0
     Stockholder Distribution                                           0           (215)
     Loan Origination Fee                                          (1,609)            (7)
                                                                 --------       --------
       Net Cash Provided By Financing Activities                    4,732          1,069
                                                                 --------       --------
Net Increase In Cash                                                2,141            310

Cash, Beginning Of Period                                              69            198
                                                                 --------       --------
Cash, End Of Period                                              $  2,210       $    508
                                                                 ========       ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
ACTIVITIES

Liabilities Assumed in Acquisition                               $  1,819       $     --
Preferred Stock Conversions into Common Stock                    $      2       $     --
Capital Lease Equipment Acquisition                              $    204       $     --
Conversion of Related Party Note and Loan Payable and
Accrued Interest                                                 $  1,517       $     --
Loan origination fee compensation cost for warrant issued        $    175       $     --


                          SEE NOTES TO THE FINANCIAL STATEMENTS

                          GVI SECURITY SOLUTIONS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION


These financial statements should be read in conjunction with a reading of the audited financial statements for the fiscal years ended December 31, 2003 and 2002, beginning on page F-14.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and with the requirements of Form SB-2 and Item 310 of Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

GVI Security, Inc. was organized as a Delaware corporation and began operations on May 10, 2000. GVI Security, Inc. is the exclusive distributor of Samsung Electronics video security products in North, Central and South America, and distributes video surveillance and other security products to wholesale distributors and consumers. GVI's security products include both proprietary GVI solutions and Samsung Electronics components.

On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among Thinking Tools, Inc. (now GVI Security Solutions, Inc.), GVI Security, Inc. and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of Thinking Tools, GVI merged (the "Merger") with GVI Security Acquisition Corp., becoming the wholly-owned subsidiary of Thinking Tools, and the stockholders of GVI Security Inc. became stockholders of the Thinking Tools. References in these notes to "the Company" are references to GVI Security, Inc. as it existed before the Merger and the combined company after the Merger. As a result of the Merger, the business of GVI is now the Company's business.

For accounting purposes, because GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.) had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc. As such, the historical financial information prior to the merger is that of GVI Security, Inc.

Pre-acquisition shareholders' equity of the Company was retroactively restated for the equivalent number of shares of Thinking Tools Inc. received by the Company in the merger, with the difference between the par value of Thinking Tools preferred stock and the Company's common stock recorded as paid in capital. In the Merger, 230,000 shares of the Company's common stock was converted to 1,000,000 shares of Thinking Tools Series E Preferred Stock. The Series E Preferred Stock was convertible into 1,833,947,909 shares of Thinking Tools common stock; and ultimately converted into 28,214,587 shares of common stock as a result of the 1-for-65 reverse stock split which occurred in April 2004.

Immediately prior to the Merger, and as a condition thereto, Europa exchanged the Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000, and all other indebtedness of the Company to Europa, for 10,000 shares of the Series D Convertible Preferred Stock of the Company, which were convertible into an aggregate of 77,218,860 shares of common stock (before the effect of the one for 65 reverse stock split of the common stock).


Pursuant to its obligations under the Merger Agreement, on March 23, 2004, the Company filed with the Securities and Exchange Commission, a Definitive Information Statement with respect to the approval by the Company's stockholders of (i) amendments to the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the Stock Option Plan, and (iii) the change of its name to GVI Security Solutions, Inc. These actions were approved of by the Board of Directors on February 26, 2004. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to such amendments in April 2004. In April 2004, all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock, and the Company effected a one-for-65 reverse common stock split.

In order to present comparative Earnings Per Share information for the three and six month periods ended June 30, 2004 and 2003, the shares used in the calculations of net income (loss) per share have been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split.

Until May, 2003, GVI elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, GVI did not provide for or pay Federal and certain corporate state income taxes on its taxable income for the periods ended June 30, 2003. Instead, the stockholders were liable for individual Federal and State income taxes on their share of the Company's taxable income.



NOTE 2 ~ STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board Issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." this statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Option No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.



If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the three month periods ended June 30, 2004 and 2003, would have been as follows (in thousands):

                                                        2004        2003
                                                     ---------   ---------
 Net income (loss), as reported                      $  (1,640)  $     777
 Stock-based employee compensation
 expense, net of related tax effects                       963          --
                                                     ---------   ---------

   Net Income (loss), pro forma                      $  (2,603)  $     777
                                                     =========   =========


The weighted average fair value of options granted during 2004 was $1.62. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

   Risk free rate of return                               3.02%         --%
   Option lives in years                                     5          --
   Annual volatility of stock price                         74%         --%
   Dividend yield                                           --%         --%


NOTE 3 ~ DEBT

Laurus Debt/Lines of Credit

On May 27, 2004, the Company closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which the Company was provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, the Company borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under the prior revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. The Company agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all of the Company's assets.

The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly commencing June 1, 2004, and amortizing payments of principal on the term loan are payable monthly on the first day of each month commencing September 1, 2004, with a final payment due on May 27, 2007 as set forth in the table below.

PERIOD                                               PRINCIPAL AMOUNT
------------------------------------                 ------------------
September 2004 through December 2004                 $ 75,000 per month
January 2005 through May 2005                        $ 75,000 per month
June 2005 through May 2006                           $150,000 per month
June 2006 through April 2007                         $190,000 per month
May 2007                                             $435,000

The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month the Company has registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of the Common Stock, at the end of the month, in excess of the conversion price under the Term Note. The interest rate will be adjusted downward by only 100 basis point (one percent) for each incremental 25 percent increase in the market price of the Common Stock in excess of the conversion price under the Term Note in the event we have not registered the shares of Common Stock underlying the Term Note at such time.

Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of the Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. To the extent the Company repays loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, the Company may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

LOAN ORIGINATION FEES

The loan origination and finders fees of $1.8 million for the above loan/line of credit were capitalized and will be amortized over three years. Included in loan origination fees is compensation of $175,000 relating to the issuance of a warrant to purchase 94,000 shares of the company's common stock.

CAPITALIZED LEASE

There is a capital lease of $204,000 for a trade show booth that was converted from a purchase to a capital lease. This lease will be paid over a term of twenty-four months.


Amortization Table: (000's)
                                    2004             2005              2006
                                    ----             ----              ----
Capital Lease                       $ 60            $ 102             $  42


NOTE 4 ~ SUBORDINATED NOTES PAYABLE


On March 31, 2004, GVI received a total of $159,000 from the Company's Chief Executive Officer and affiliates of two directors for subordinated convertible notes payable, bearing interest at 10% per year, which were convertible into the common stock of the Company at $5.10 per share (post-reverse split). The notes were paid in full with accumulated interest on June 29, 2004.


NOTE 5 ~ RELATED PARTY TRANSACTIONS


In the normal course of business, the Company conducts certain transactions with a company owned by William Teitelbaum, a shareholder. During the six month periods ended June 30, 2004 and 2003, the Company sold security products of approximately $10,000 and $87,000, respectively, to this company. At June 30, 2004 and 2003, amounts due from this company, which are included in accounts receivable, were $210,000 and $214,000, respectively.

In the normal course of business, the Company pays sales commissions to a shareholder of the Company. During the three month periods ended June 30, 2004 and 2003, the Company paid sales commissions to the shareholder of $167,000 and $157,000, respectively.


NOTE 6 ~ CONTINGENCIES

A shareholder, Teitelbaum, claims ownership of a warrant allegedly issued by GVI prior to the Merger, which would, he claims, under the terms of the Merger, entitle him to purchase 261,991,428 shares of common stock at an aggregate exercise price of $3,285.70, before giving effect to the reverse split (the "Warrant"). The Company disputes the validity of the Warrant.

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities.

The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

NOTE 7 ~ 2004 STOCK INCENTIVE PLAN


In February 2004, the Company adopted the 2004 Long-Term Stock Incentive Plan and reserved 5,939,913 shares of its common stock (after giving effect to the reverse stock split) for issuance under the plan. In addition, in February, the Company granted options under the plan to purchase (i) 2,675,000 shares of common stock at an exercise price of $2.60 per share, and (ii) 2,821,458 shares of common stock at an exercise price of $0.3185 per share (in each case, after giving effect to the reverse stock split).


NOTE 8 ~ INVESTMENT IN BIO-ACCESSID, LLC

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security Solutions, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 16% of Bio-Access over a three-year period after certain agreed-upon purchase goals have been attained for a purchase price of up to an additional $500,000.

NOTE 9 ~ UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed statements of operations of the Company have been prepared to indicate how the financial statements of the Company might have looked if the Merger with GVI and transactions related to that Merger had occurred as of the beginning of the periods presented.


The pro forma condensed statements of operations have been prepared using the historical financial statements of the Company and GVI for the three and six month periods ended June 30, 2004 and 2003. The per share information has been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split. For accounting purposes, because the Company had become a shell company, the Merger was treated as a recapitalization of GVI.


The pro forma condensed statements of operations should be read in conjunction with a reading of the historical financial statements of the Company and GVI. The pro forma condensed statements of operations are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the Merger been in effect during the periods presented, or of financial condition or results of operations that may be reported in the future.

                          GVI SECURITY SOLUTIONS, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 2004

(In Thousands, except per share amounts)


                                                 Historical                        Pro Forma
                                       ------------------------------    -----------------------------
                                       GVI Security
                                         Solutions,          GVI
                                            Inc.        Security, Inc.   Adjustments        Combined
                                       -------------    -------------    -------------   -------------
Revenues                               $          --    $      30,023    $          --   $      30,023

Cost of Goods Sold                                --           25,338               --          25,388
                                       -------------    -------------    -------------   -------------
Gross Profit                                      --            4,685               --           4,685

Selling, General and Administrative               --            6,754               --           6,754
                                       -------------    -------------    -------------   -------------

Operating Income / (Loss)                         --           (2,069)              --          (2,069)

Interest Expense                                  --             (204)              --            (204)
                                       -------------    -------------    -------------   -------------

Income (Loss) Before Income Taxes                 --           (2,273)              --            (633)
                                       -------------    -------------    -------------   -------------

Provision (Benefit) for Income Taxes              --             (633)              --            (633)
                                       -------------    -------------    -------------   -------------

Net Income / (Loss)                    $          --    $      (1,640)   $          --   $      (1,640)
                                       =============    =============    =============   =============

Income / (Loss) Per Share:
      Basic                                                                              $       (0.06)
                                                                                         =============
      Diluted                                                                            $       (0.06)
                                                                                         =============

Shares Used in Calculation of Net
   Income / (Loss) Per Share:

      Basic                                                                                     29,604
                                                                                         =============
      Diluted                                                                                   29,604
                                                                                         =============

                          GVI SECURITY SOLUTIONS, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 2003

(In Thousands, except per share amounts)


                                                 Historical                        Pro Forma
                                       ------------------------------    -----------------------------
                                       GVI Security
                                         Solutions,          GVI
                                            Inc.        Security, Inc.   Adjustments       Combined
                                       -------------    -------------    -------------   -------------
Revenues                               $          --    $      22,799    $          --   $      22,799

Cost of Goods Sold                                --           18,988               --          18,988
                                       -------------    -------------    -------------   -------------

Gross Profit                                      --            3,811               --           3,811

Selling, General and Administrative               31            2,973               --           3,004
                                       -------------    -------------    -------------   -------------
Operating Income / (Loss)                        (31)             838               --             807

Interest Expense                                 (54)            (109)              54            (109)
                                       -------------    -------------    -------------   -------------
Income (Loss) Before Income Taxes                (85)             729               54             698

Provision (Benefit) for Income Taxes              --              (48)              --             (48)
                                       -------------    -------------    -------------   -------------

Net Income / (Loss)                    $         (85)   $         277    $          54   $         746
                                       =============    =============    =============   =============

Income / (Loss) Per Share:
      Basic                                                                              $        0.03
                                                                                         =============
      Diluted                                                                            $        0.03
                                                                                         =============

Shares Used in Calculation of Net
Income / (Loss) Per Share:
      Basic                                                                                     28,215
                                                                                         =============
      Diluted                                                                                   28,215
                                                                                         =============



The adjustments reflect the exchange of the indebtedness by the Company to Europa by removing the related interest expense. Basic and fully diluted earnings per share assume conversion of Series A, D, and E Preferred Stock on January 1, 2003. Fully diluted earnings per share also assumes conversion of exercisable options and warrants based on the terms of the agreements and the Company's traded market price subsequent to the Merger.

NOTE 10 ~ SUBSEQUENT EVENTS


Rapor Acquisition

On July 1, 2004, the Company entered into an Agreement and Plan of Merger with Rapor, Inc., a Florida corporation ("Rapor"), and Rapor Acquisition Corp., a newly formed wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, upon closing, Rapor would merge with Acquisition Corp. and become a wholly- owned subsidiary of the Company, and the stockholders of Rapor would be issued (i) an aggregate of 2,707,852 shares of the Company's Common Stock, and

(ii) seven-year warrants to purchase an aggregate of 1,353,925 shares of Common Stock at an exercise price of $3.04 per share. In addition, upon the closing of the merger, the Company would be required to pay approximately $234,000 in cash, and issue 98,007 shares of our Common Stock, in satisfaction of secured obligations of Rapor. The Merger Agreement provides for customary closing conditions. The Company anticipates closing the Merger in October 2004 although there can be no assurance in such regard.

Rapor is a developer, manufacturer and distributor of integrated security systems that control access to restricted areas. Rapor's patented access control systems combine an access control door with components such as metal detectors, screening devices and other sensors. Rapor's products have been installed in airports, high-tech manufacturing facilities, office buildings and courthouses, among others.

Joseph Rosetti, a director of the Company, is also a director of Rapor. Mr. Rosetti is also the direct holder of approximately 12% of Rapor's outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that holds approximately 7.5% of Rapor's outstanding common stock.

In August 2004 the Company entered into a six-month Services Agreement with Rapor pursuant to which Rapor provides the Company with technical and engineering support services in connection with our sales of integrated security solutions products. In consideration for these services, the Company pays Rapor $38,000 per month and reimburses Rapor for certain documented expenses.

Letters Of Credit

The Company issued two letters of credit to a vendor to purchase a new line of products for sale in the United States and other parts of the world. One letter of credit for $1.2 million was issued in July 2004, and the other letter of credit was issued in August 2004 for $600,000.

Settlement Agreement with William Teitelbaum

In October 2004 the Company entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the Company, under which Mr. Teitelbaum was issued 650,000 shares of common stock and Mr. Teitelbaum released the Company from claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc. The Settlement Agreement also requires the Company to use a portion of the proceeds it receives in a placement of its securities to repurchase up to $10 million of shares of common stock held by Mr. Teitelbaum at the purchase price of the securities sold in the placement, except that Mr. Teitelbaum may choose not to sell his shares if the purchase price in the placement is less than $1.75 per share. The purchase price for Mr. Teitelbaum's shares would be paid by the combination of a cash payment and delivery of a subordinated promissory note. If by March 31, 2005 the Company has not otherwise been required to purchase any of Mr. Teitelbaum's shares under the Settlement Agreement, the Company will be required to repurchase from Mr. Teitelbaum 650,000 shares of common stock at a purchase price of $1.00 per share.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GVI Security, Inc.
Carrollton, Texas


We have audited the accompanying balance sheets of GVI Security, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. All 2003 and prior shareholders' equity share and per share amounts in the financial statements give retroactive effect to the reverse merger of GVI Security, Inc. with Thinking Tools, Inc. as described in the notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GVI Security, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, after giving retroactive effect to the reverse merger as discussed in Note 1 to the financial statements, in conformity with accounting principles generally accepted in the United States of America.


WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
March 29, 2004, except for Notes 1 and 10 as to which the date is September 27, 2004.


                                                GVI SECURITY, INC.
                                                  BALANCE SHEETS
                                            DECEMBER 31, 2003 AND 2002

                      ASSETS

                                                                                    2003          2002
                                                                                -----------   -----------
CURRENT ASSETS

             Cash                                                               $    69,114   $   166,064
             Accounts Receivable, Net Of Allowance For Doubtful Accounts Of
               $447,523 and $125,000, Respectively                               12,401,661     5,503,033

             Inventory                                                            8,368,117     6,270,967
             Other Receivables 1,429,478                                          1,048,465
             Prepaid Expenses And Other Assets                                      455,905       402,897
             Deferred Income Taxes 301,503                                             --
                                                                                -----------   -----------
                      Total Current Assets                                       23,025,778    13,391,426

         PROPERTY AND EQUIPMENT, NET                                                565,316       264,646

         OTHER ASSETS

             Deferred Loan Origination Fee, Net Of Accumulated Amortization           5,500        10,168
                                                                                -----------   -----------

         TOTAL ASSETS                                                           $23,596,594   $13,666,240
                                                                                ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
             Accounts Payable                                                   $11,173,295   $ 8,549,800
             Line Of Credit                                                              --     3,346,621
             Accrued Expenses                                                       737,663       321,785
             Federal Income Taxes Payable                                           456,157            --
                                                                                -----------   -----------
                      Total Current Liabilities                                  12,367,115    12,218,206

         LINE OF CREDIT                                                           8,650,258            --

         DEFERRED INCOME TAXES                                                       89,326            --

         STOCKHOLDERS' EQUITY

     Preferred Stock, Series E, $.001 Par Value 1,000,000 Shares
        Authorized, 1,000,000 Shares Issued and Outstanding
        Convertible To  28,214,587 Shares Of Common Stock                             1,000          1000
    Additional Paid In Capital                                                      574,000       574,000
    Retained earnings                                                             1,914,895       873,034
                                                                                -----------   -----------

                      Total Stockholders' Equity                                  2,489,895     1,148,034
                                                                                -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $23,596,594   $13,666,240
                                                                                ===========   ===========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS



                                                GVI SECURITY, INC.
                                             STATEMENTS OF OPERATIONS
                                      YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                                    2003            2002
                                                                ------------    ------------
         INCOME

              Sales, Net Of Returns, Allowances And Discounts   $ 56,254,573    $ 36,978,095
              Lease Income                                            81,643         114,349
                                                                ------------    ------------

                       Total Income                               56,336,216      37,092,444

         COST OF GOODS SOLD                                       46,666,979      30,523,198
                                                                ------------    ------------

                       Gross Profit                                9,669,237       6,569,246

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES              7,648,812       5,133,082
                                                                ------------    ------------

                       Operating Income                            2,020,425       1,436,164

         INTEREST EXPENSE                                            227,698         244,370
                                                                ------------    ------------

                       Income Before Taxes                         1,792,727       1,191,794

         INCOME TAX EXPENSE (BENEFIT)
              Current Tax Provision                                  748,042          56,021
              Deferred Tax Benefit                                  (212,177)           --
                                                                ------------    ------------

                       Total Income Tax Expense                      535,865          56,021
                                                                ------------    ------------

                       Net Income                               $  1,256,862    $  1,135,773
                                                                ============    ============
Income Per Share Basic and Diluted                                      0.04            0.04
                                                                ============    ============

Shares Used In Calculation Of Net Income Per Share
Basic and Diluted                                                 28,214,587      28,214,587

                                                                ============    ============


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                                                         GVI SECURITY, INC.
                                            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                               YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                           ADDITIONAL
                                        COMMON STOCK               PREFERRED SERIES E         PAID        RETAINED     STOCKHOLDERS'
                                     SHARES       AMOUNT          SHARES       AMOUNT      IN CAPITAL     EARNINGS         EQUITY
                                   ---------   -----------      ---------   -----------     ---------    -----------    -----------
Balance At December 31, 2001        -230,000   $       230              0   $        --     $ 574,770    $   289,761    $   864,761

Converted GVI Common Stock
To Preferred Stock In
Connection With Reverse Merger      -230,000          (230)     1,000,000         1,000          (770)            --             --

Shareholder Distribution                   0            --              0            --            --       (552,500)      (552,500)

Net Income                                 0            --              0            --            --      1,135,773      1,135,773
                                                                                                                        -----------

Balance At December 31, 2002               0             0      1,000,000         1,000       574,000        873,034      1,448,034

Shareholder Distribution                   0            --              0            --            --       (215,001)      (215,001)

Net Income                                 0            --              0            --            --      1,256,862      1,256,862
                                   ------------------------------------------------------------------------------------------------
Balance At December 31, 2003               0   $        --      1,000,000   $     1,000     $ 574,000    $ 1,914,895    $ 2,489,895
                                   ================================================================================================



THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                                                GVI SECURITY, INC.
                                             STATEMENTS OF CASH FLOWS
                                      YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                                          2003            2002
                                                                      ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net Income                                                       $  1,256,862       1,135,773
     Adjustments To Reconcile Net Income To Net
        Cash Provided By (Used In) Operating Activities:
         Depreciation And Amortization                                     164,273         101,861
         Increase (Decrease) In Cash Flows Due To Changes
            In Operating Assets And Liabilities:
             Accounts Receivable                                        (6,898,628)       (155,964)

             Inventory                                                  (2,097,150)     (4,179,425)
             Prepaid Expenses And Other Assets                             (53,008)       (360,852)
             Other Receivables                                            (381,013)       (203,444)
             Accounts Payable                                            2,623,495       4,863,677
             Accrued Expenses                                              415,878           8,574
             Income Taxes Payable                                          456,157            --
             Deferred Income Taxes                                        (212,177)           --
                                                                      ------------    ------------

                Net Cash Provided By (Used In) Operating Activities     (4,725,311)      1,210,200
                                                                      ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase Of Property And Equipment                                   (460,275)       (189,795)
                                                                      ------------    ------------

                Net Cash Used In Investing Activities                     (460,275)       (189,795)
                                                                      ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds From Line Of Credit                                       44,744,230      33,086,245
     Payments On Line Of Credit                                        (39,440,593)    (33,688,037)
     Distribution To Shareholders For Taxes                               (215,001)       (552,500)
                                                                      ------------    ------------
                Net Cash Provided By (Used In) Financing Activities      5,088,636      (1,154,292)
                                                                      ------------    ------------

                Net Decrease In Cash                                       (96,950)       (133,887)

CASH, BEGINNING OF YEAR                                                    166,064         299,951
                                                                      ------------    ------------

CASH, END OF YEAR                                                     $     69,114    $    166,064
                                                                      ============    ============

SUPPLEMENTARY INFORMATION TO
  STATEMENT OF CASH FLOWS:
     Cash Paid For Interest                                           $    209,193    $    237,136
                                                                      ============    ============

     Cash Paid For Taxes                                              $    200,000    $       --
                                                                      ============    ============

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

ORGANIZATION AND DESCRIPTION OF THE BUSINESS

GVI Security, Inc. was organized as a Delaware corporation and began operations on May 10, 2000. GVI Security, Inc. is the exclusive distributor of Samsung Electronics video security products in North, Central and South America, and distributes video surveillance and other security products to wholesale distributors and consumers. GVI's security products include both proprietary GVI solutions and Samsung Electronics components.

On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among Thinking Tools, Inc. (now GVI Security Solutions, Inc.), GVI Security, Inc. and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of Thinking Tools, GVI merged (the "Merger") with GVI Security Acquisition Corp., becoming the wholly-owned subsidiary of Thinking Tools, and the stockholders of GVI Security Inc. became stockholders of the Thinking Tools. References in these notes to "the Company" are references to GVI Security, Inc. as it existed before the Merger and the combined company after the Merger. As a result of the Merger, the business of GVI is now the Company's business.

For accounting purposes, because GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.) had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc.

Pre-acquisition shareholders' equity of the Company was retroactively restated for the equivalent number of shares of Thinking Tools Inc. received by the Company in the merger, with the difference between the par value of Thinking Tools preferred stock and the Company's common stock recorded as paid in capital. In the Merger, 230,000 shares of the Company's common stock was converted to 1,000,000 shares of Thinking Tools Series E Preferred Stock. The Series E Preferred Stock was convertible into 1,833,947,909 shares of Thinking Tools common stock; and ultimately converted into 28,214,587 shares of common stock as a result of the 1-for-65 reverse stock split which occurred in April 2004.

ACQUISITION OR DISPOSITION OF ASSETS

Pursuant to the Merger Agreement, on February 20, 2004, the Company acquired all of the outstanding capital stock of GVI by effecting the Merger. In the Merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of the Series E Stock, convertible into 1,833,947,909 shares of Thinking Tools common stock, which ultimately converted into 28,214,587 shares of common stock as a result of the 1-for-65 reverse stock split in April 2004. In addition, pursuant to the Merger Agreement, certain employees and directors of GVI were issued options to purchase an aggregate of approximately 2,821,458 shares of the Company's common stock (after giving effect to the reverse stock split) under the Company's 2004 Long-Term Incentive Plan (the "Stock Option Plan") adopted by the Company's Board of Directors prior to the Merger, in exchange for the cancellation of options to purchase shares of GVI's common stock held by such persons prior to the Merger. The Merger consideration was determined by the Company's Board of Directors after negotiation with GVI. The Stock Option Plan provides for the issuance of up to 5,939,913 shares of the Company's common stock pursuant to stock options and other common stock based awards granted under the Stock Option Plan.

Approximately 38.3% of the outstanding common stock of GVI prior to the Merger was held by a limited liability company of which Europa International, Inc. ("Europa") is a 52.5% member. Fred Knoll, a director of the Company, and formerly its Chairman, is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. Immediately prior to the Merger, and as a condition thereto, Europa exchanged a Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000 for 10,000 shares of the Series D Convertible Preferred Stock ("Series D Stock") of the Company, which ultimately converted into 1,187,983 shares of common stock.

In connection with the Merger, and pursuant to the Merger Agreement, the Company entered into a Registration Rights Agreement with the former stockholders of GVI, Europa and Thinking Technologies, L.P., pursuant to which the Company agreed to register (i) the shares of the Company's common stock issuable upon conversion of the Series D Stock and Series E Stock, and (ii) the shares of the Company's common stock held by Thinking Technologies, L.P.

Pursuant to its obligations under the Merger Agreement, on March 23, 2004, the Company filed with the Securities and Exchange Commission, a Definitive Information Statement with respect to the approval by the Company's stockholders of (i) amendments to the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the Stock Option Plan, and (iii) the change of its name to GVI Security Solutions, Inc. These actions were approved of by the Board of Directors on February 26, 2004. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to such amendments in April 2004. In April 2004, all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock, and the Company effected a one-for-65 reverse common stock split.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as defined at December 31, 2003 or 2002.

ACCOUNTS RECEIVABLE

Trade receivables are presented on the balance sheet at outstanding principal adjusted for any charge offs. The Company maintains an allowance for doubtful receivables based on previous loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery. The allowance for doubtful accounts at December 31, 2003 and 2002 was $447,523 and $125,000, respectively. Note 8 includes a description of amounts due from related parties that are included in accounts receivable.

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation and amortization are provided for on straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

EARNINGS PER SHARE

The earnings per share of the Company were calculated on the basis of the 28,214,587 shares of Common Stock into which the Series E Preferred stock issued in the Merger converted into in April 2004. Stock options for 2,821,458 shares of common stock were not considered in the earnings per share calculations because the effect would have been anti-dilutive.

REVENUE RECOGNITION

Sales revenue is recognized upon the shipment of merchandise to customers. Allowances for sales returns are recorded as a component of net sales in the period the allowances are recognized.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are expensed as incurred and included in cost of goods sold.

INCOME TAXES

Until May, 2003, the Company elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, the Company did not provide for or pay Federal and certain corporate state income taxes on its taxable income for the year ended December 31, 2002, and for the period until May, 2003. Instead, the stockholders were liable for individual Federal and state income taxes on their share of the Company's taxable income.

In May, 2003, the Company lost its status as an "S" Corporation and became a "C" corporation when a disqualified entity acquired stock. Accordingly, a provision has been made for income tax based upon the prorated taxable income for the year. Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

STOCK BASED-COMPENSATION

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan (Note 10) is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the year ended December 31, 2003 would have been as follows:

         Net income, as reported                              $  1,256,862
         Stock-based employee compensation expense,
         Net of related tax effects                                (11,097)
                                                              ------------
         Net income, pro forma                                $  1,245,765
                                                              ============

The weighted average fair value of options granted during 2003 was $1.72. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free rate of return                                               1.5%
Option lives in years                                                    3
Annual volatility of stock price                                       0.0%
Dividend yield                                                         0.0%

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable and the useful lives of property and equipment.

ADVERTISING

Advertising costs are expensed as incurred. The advertising costs, which included various promotional incentives and trade show participation, for the year ended December 31, 2003 and 2002, were reimbursed by Samsung in the form of marketing incentives and reimbursement for trade show participation.

Note 2. Property and Equipment


Property and equipment at December 31, 2003 and 2002 consist of the following:

                                         Useful Lives
                                          In Years          2003           2002
                                         ------------     --------      --------

Furniture and fixtures                            5-7     $ 61,403      $ 51,403
Office and warehouse equipment                    2-7      517,981       116,598
Leasehold improvements                            2-7       27,000        27,000
Computer equipment and software                   3-5      251,782       202,890
                                                          --------      --------
                                                           858,166       397,891
Less: accumulated depreciation                             292,850       133,245
                                                          --------      --------
                                                          $565,316      $264,646
                                                          ========      ========

Note 3. Credit Facilities

The Company had a line of credit agreement with Fleet National Bank, which provided the Company with a line of credit of $5,000,000 for working capital and general corporate purposes. The agreement expired in May 2003 and was extended through October 2003.

The interest rate on the revolving credit line was either Libor plus 3.5% or prime plus one percent at the Company's discretion when funds were borrowed, with interest payable monthly. The Company had $2,100,000 outstanding at Libor plus 3.5% which at December 31, 2002 was 4.92% and $1,246,621 outstanding at prime plus 1% which at December 31, 2002 was 6%.

In accordance with the terms of the loan agreement, the outstanding principal amount could not exceed the lesser of (a) $5,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $1,500,000. The Company was required to pay a monthly facility fee of .25% for the unused portion of the revolving credit facility and an annual collateral management fee. Substantially all of the assets of the Company were pledged as collateral securing the line of credit. Additionally, two stockholders of the Company had jointly and severally guaranteed the first $500,000 of the Company's borrowings. The loan contained certain financial and other covenants with which the Company was in compliance.

Effective November 1, 2003, the Company entered a line of credit agreement with Comerica Bank, which provides the Company with a line of credit of $10,000,000 for working capital and general corporate purposes. The agreement expires on November 1, 2005.

The Company has the option to designate a portion of the unpaid principal balance to bear interest at a rate determined by prime and to designate a portion of the unpaid principal balance to bear interest at a rate determined by a Eurodollar rate. At December 31, 2003, the balance drawn on the line was $8,650,258 and the effective rate was 3.75%.

In accordance with the terms of the loan agreement, the outstanding principal amount shall not exceed the lesser of (a) $10,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $3,000,000. The Company is required to pay a quarterly commitment fee on the unused portion of the revolving credit facility. Substantially all of the assets of the Company are pledged as collateral securing the line of credit. The loan contains certain financial and other covenants with which the Company was either in compliance at December 31, 2003 or obtained an appropriate waiver from the lender.

Note 4. Income Taxes

The current tax provision consists of the following:

                                                    2003                  2002
                                                  --------              --------
Federal                                           $656,157              $     --
State                                               91,885                56,021
                                                  --------              --------
                                                  $748,042              $ 56,021
                                                  ========              ========

Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as follows:

Current deferred tax assets                                              2003
                                                                      ---------
     Allowance for doubtful accounts                                  $ 152,158
     Inventory reserve                                                   63,240
     Uniform capitalization of inventory costs                           69,105
     Accrued bonus                                                       17,000
                                                                      ---------
                                                                        301,503
Noncurrent deferred tax liabilities
     Property and equipment                                             (89,326)
                                                                      ---------
     Net                                                              $ 212,177
                                                                      =========

The Company's effective tax rate differs from the expected federal income tax rate as follows:

                                                                         2003
                                                                      ---------
Income tax at statutory rates (34%)                                   $ 609,527
Effects of permanent differences                                         25,148
State income taxes effect                                                60,645
Effects of change in tax status                                        (159,455)
                                                                      ---------
Income tax provision (30%)                                            $ 535,865
                                                                      =========


As described in Note 1, the Company converted from an "S" corporation to a "C" corporation in May, 2003. Prior thereto, the Company was not liable for federal or certain state income taxes. The reported 2002 income tax provision consists entirely of state income taxes.

Note 5. 401(k) Plan

The Company has a 401(k) profit-sharing plan covering all of its eligible employees. The Plan provides for annual discretionary employer and employee contributions. No contributions were made to the plan for 2003 and 2002.

Note 6. Commitments

The Company leases warehouse and office space under an agreement which expired in October 2003, and is continuing on a month to month basis. A lease agreement for a new location was signed by the Company in 2004. Under the terms of the new lease, the Company pays no rent for the six months, then pays monthly rent of $25,704 for the remainder of the sixty-six month lease. The Company also has entered into a lease for additional office space effective January 1, 2004, with rent payments of $3,500 per month for a term of six months.

The minimum annual rentals under non-cancelable leases are as follows:

                 Year Ended
                 December 31,
                 -----------
                       2004                                  $   72,408
                       2005                                     308,447
                       2006                                     308,447
                       2007                                     308,447
                       2008                                     308,447
                       Thereafter                               257,040
                                                             ----------
                                                             $1,563,236
                                                             ==========

Rent expense amounted to $141,424 and $113,164 for the years ended December 31, 2003 and 2002, respectively.

Note 7. Concentration of Risk

SAMSUNG ELECTRONICS EXCLUSIVE PRODUCT DISTRIBUTION AGREEMENT

The Company has signed an exclusive product distribution agreement with Samsung that is renewable annually if the Company purchases from Samsung the "Annual Volume Targets," as defined, agreed to for that year. Under the terms of the product distribution agreement, Samsung will provide a reasonable amount of product to demonstrate its products and provide samples for customer testing, for distributors use in training purchasers, wholesale distributors and the Company's personnel and to support other distributors. In addition, the agreement provides for Samsung to reimburse the Company for various marketing and trade show expenses. The agreement also provides for the Company to earn a commission on sales of private label products to new Original Equipment Manufacturers.

The account caption on the balance sheets "other receivables" is comprised primarily of commissions and other amounts due from Samsung under the distribution agreement.

For the years ended December 31, 2003 and 2002, the Company purchased approximately 79% and 85% of total purchases, respectively, from Samsung.

MAJOR CUSTOMER

The Company has one major customer that is a purchasing entity for a major national retailer. Approximately 53% and 56% of the Company's sales for the years ended December 31, 2003 and 2002, respectively, were from this customer and approximately $4,344,000 and $1,320,000 of the Company's accounts receivable at December 31, 2003 and 2002, respectively, were due from the customer.

Cash Credit Risk Concentration

The Company maintains accounts in a financial institution and at times the balances may be in excess of the FDIC insurance limit. The Company periodically evaluates this financial institution and does not believe it is exposed to undue risk of loss.

Note 8. Related Party Transactions

In the normal course of business, the Company conducts certain transactions with a company owned by a shareholder. During 2003 and 2002, the Company made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company, which are included in accounts receivable, were $207,507 and $74,739, respectively.

Note 9. Litigation

A shareholder of the Company has asserted a claim with respect to warrants allegedly issued by the Company. The Company asserts that the transaction required board of directors' approval, which was never obtained. The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

Note 10. 2003 Stock Incentive Plan

In July 2003, the Company adopted the GVI Security, Inc. 2003 Stock Incentive Plan. On July 22, 2003, the Company granted options to purchase 23,000 shares of common stock under that plan. As a result of Merger, and after giving effect to the 1-for-65 reverse stock split which occurred April 2004, the options for 23,000 shares of GVI stock were converted to options to purchase 2,821,458 shares of common stock at a price of $2.60 per share, which vest as follows:

                                                  Weighted
                                          Number of        Average
                                            Shares          Price
                                         ------------     ------------
Balance, December 31, 2002                         --     $         --
     Granted                                2,821,458     $       2.60
     Exercised                                     --     $         --
     Cancelled                                     --     $         --
                                         ------------     ------------
Balance, December 31, 2003                  2,821,458     $       2.60
                                         ============     ============
Exercisable, December 31, 2003              1,199,120     $       2.60
                                         ============     ============

Note 11. Subsequent Events

BIO-ACCESSID, LLC

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 15% of Bio-Access.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under our certificate of incorporation and bylaws, our directors and officers are entitled to be indemnified by us to the fullest extent permitted by
Section 102(b)(7) of the Delaware General Corporation Law. Additionally, under our certificate of incorporation and bylaws, our directors are not subject to personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

      o     a breach of the duty of loyalty;

      o acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

      o unlawful payments of dividends, stock purchases or redemptions under the Delaware General Corporation Law; or

      o transactions from which the director derives an improper personal benefit.


ITEM 25 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated costs and expenses of the Company in connection with the offering described in this registration statement. None of these costs and expenses will be paid by any of the selling stockholders.


           Securities and Exchange Commission Registration Fee.....  $24,168.52
           Legal Fees and Expenses.................................  $50,000
           Accounting Fees and Expenses............................  $10,000
           Other Expenses..........................................  $15,000


           Total Costs and Expenses................................  $99,168.52


ITEM 26 - RECENT SALES OF UNREGISTERED SECURITIES.


         On October 13, 2004, in a transaction exempt from registration under
Section 4(2) of the Securities Act, pursuant to a Settlement Agreement and Mutual Release we entered into with Mr. Teitelbaum, we issued to Mr. Teitelbaum 650,000 shares of our Common Stock in settlement of certain claims he had against us.

              On May 27, 2004, in a transaction exempt from registration under
Section 4(2) of the Securities Act, we issued a $5 million secured convertible term note, a $5 million convertible secured convertible revolving note and a $5 million secured minimum borrowing note, to Laurus Master Fund, Ltd. for an aggregate purchase price of $15 million. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. In July 2004, we issued Laurus an additional seven-year warrant to purchase 150,000 shares of Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to a finder. Amounts outstanding under the term note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the term note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the term note will be made in shares of Common Stock valued at the conversion price. Amounts outstanding under the revolving and minimum borrowing notes are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. The conversion prices under the notes are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions).

      On February 18, 2004, in a transaction exempt form registration under
Section 4(2) of the Securities Act, we issued 10,000 shares of Series D Preferred to Europa International, Inc. in exchange for a $1 million demand convertible grid note we had issued to Thinking Technologies in November 2000 (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $90,000. The shares of Series D Preferred Stock converted into an aggregate of 1,187,983 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

      On February 20, 2004 we issued 1,000,000 shares of Series E Preferred Stock to the former stockholders of GVI Security, Inc. in connection with the merger in a transaction that was exempt from registration pursuant to Regulation D under the Securities Act. The shares of Series E Preferred Stock converted into an aggregate of 28,214,587 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

      We have issued options to purchase shares of our Common Stock from time to time under our 2004 Long-Term Incentive Plan. The exercise prices of such options are equivalent to the fair market value of our Common Stock on the respective grant dates. Such stock option grants were exempt from registration pursuant to Section 4(2) of the Securities Act. None of these options have been exercised.

ITEM 27 - EXHIBITS.

      The following exhibits are filed with this document:

EXHIBIT
NUMBER        EXHIBIT TITLE
------        -------------

2.1 Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. *

3.1           Certificate of Incorporation and Amendments of GVI Security
              Solutions, Inc.**

3.2           By-Laws of GVI Security Solutions, Inc. Inc.***

3.4 Certificate of the Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of Thinking Tools, Inc.****

4.1           2004 Long-Term Stock Incentive Plan #

4.2 Securities Purchase Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.3 Secured Convertible Term Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.4 Common Stock Purchase Warrant, dated May 27, 2004, issued to Laurus Master Fund, Ltd. ##

4.5 Security Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.6 Secured Convertible Minimum Borrowing Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd.
              ##

4.7 Secured Revolving Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.8 Registration Rights Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.9 Master Security Agreement, dated May 27, 2004, by GVI Security Solutions, Inc. and GVI Security, Inc. in favor of Laurus Master Fund, Ltd. ##

4.10 Subsidiary Guarantee, dated May 27, 2004, by GVI Security, Inc. in favor of Laurus Master Fund, Ltd. ##

4.11 Stock Pledge Agreement, dated May 27, 2004, by and among GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.12 Registration Rights Agreement, dated as of February 19, 2004, by and among the Registrant and the stockholders of the Registrant party thereto.*


5.1           Opinion of Kronish Lieb Weiner & Hellman LLP (previously filed)

10.1 Distributor Agreement between Samsung Electronics Co., Ltd. and GVI Security, Inc. (previously filed)


10.2 Executive Employment Agreement, dated as of February 17, 2004, by and between the Registrant and Nazzareno E. Paciotti #

10.3 Consulting Agreement, dated as of February 17, 2004, by and between the Registrant and November Group, Ltd. #


10.4 Consulting Agreement, dated as of February 18, 2004, by and between the Registrant and Europa International, Inc. (previously filed )



10.5 Commercial Industrial Lease Agreement, effective as of April 1, 2004, between, CSHV Texas Industrial, L.P., as Landlord, and GVI Security, Inc., as Tenant (previously filed)

10.6 Settlement Agreement and General Release, dated as of October 13, 2004, between the Registrant, GVI Security, Inc., William A. Teitelbaum and Alarmax Distributors, Inc. (filed herewith)



21            Subsidiaries of the Registrant #

23.1          Consent of Kronish Lieb Weiner & Hellman LLP (included in Exhibit
              5.1).


23.2          Consent of Weaver and Tidwell, L.L.P. (filed herewith)

---------------

* Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on February 27, 2004.

** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 24, 2004.

*** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 33-11321), as filed with the SEC on September 3, 1996).

**** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on March 22, 2000.

# Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 14, 2004.

## Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on June 7, 2004.

ITEM 28 - UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) Include any additional or changed material information on the plan of distribution;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of New York, State of New York, on October 11, 2004.



                                         GVI SECURITY SOLUTIONS, INC.
                                        (Registrant)


                                         By: /s/  Nazzareno E. Paciotti
                                           --------------------------------
                                           Nazzareno E. Paciotti
                                           Chief Executive Officer and
                                           Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


       SIGNATURE                 TITLE                                                  DATE

   /s/ Nazzareno E. Paciotti
------------------------------   Chief Executive Officer, Chief
       Nazzareno E. Paciotti     Financial Officer, and Director                    October 11, 2004


 /s/ Howard Safir
------------------------------
     Howard Safir                Chairman of the Board of Directors                 October 11, 2004


      /s/ Richard Berman
------------------------------
    Richard Berman               Director                                           October 11, 2004


------------------------------
    Bruce Galloway               Director                                           October 11, 2004


      /s/ Fred Gluck
------------------------------
    Fred Gluck                   Director                                           October 11, 2004


      /s/ Fred Knoll
------------------------------
    Fred Knoll                   Director                                           October 11, 2004


      /s/ Joseph Rosetti
------------------------------
    Joseph Rosetti               Director                                           October 11, 2004


     /s/ David Weiner
------------------------------
     David Weiner                Director                                           October 11, 2004

------------------------------
      Moshe Zarmi                Director                                           October 11, 2004